THE SALE OF MEMBERSHIP INTERESTS IN THE COMPANY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR QUALIFIED UNDER ANY STATE SECURITIES LAWS IN RELIANCE UPON EXEMPTIONS THEREFROM. THE MEMBERSHIP INTERESTS MAY NOT BE OFFERED OR SOLD ABSENT AN EFFECTIVE REGISTRATION UNDER THE SECURITIES ACT AND QUALIFICATION UNDER SUCH STATE SECURITIES LAWS, UNLESS EXEMPTIONS FROM SUCH REGISTRATION AND QUALIFICATION REQUIREMENTS ARE AVAILABLE. THE COMPANY HAS THE RIGHT TO REQUIRE ANY POTENTIAL TRANSFEROR OF MEMBERSHIP INTERESTS IN THE COMPANY TO DELIVER AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY PRIOR TO ANY TRANSFER TO THE EFFECT THAT AN EXEMPTION FROM REGISTRATION AND QUALIFICATION IS AVAILABLE FOR SUCH TRANSFER. ADDITIONAL SUBSTANTIAL RESTRICTIONS ON TRANSFER OF MEMBERSHIP INTERESTS ARE SET FORTH IN THIS AGREEMENT.

LIMITED LIABILITY COMPANY AGREEMENT

OF

TAKE SHOTS LLC

Dated as of September 8, 2021

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Page

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LIMITED LIABILITY COMPANY AGREEMENT
OF
TAKE SHOTS LLC

This Limited Liability Company Agreement (this "**Agreement**") of Take Shots LLC, a Colorado limited liability company (the "**Company**"), dated as of September 8, 2021 (the "**Effective Date**"), is made among the Members (as defined below). Each Member may be referred to in this Agreement as a "**Party**" and collectively as the "**Parties**."

In consideration of the mutual covenants contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members agree as follows:

ARTICLE I DEFINITIONS

1.1 **Definitions.** In addition to the terms defined elsewhere in this Agreement, the following terms have the indicated meaning:

"AAA" is defined in Schedule 14.6.

"Act" means the Colorado Limited Liability Company Act, as amended from time to time.

"Additional Equity Securities" means Equity Securities *other than* (a) Equity Securities issued on the date of this Agreement; (b) Equity Securities issued as a distribution or upon any subdivision or split of any Equity Securities; (c) Equity Securities issued as payment or consideration for goods or services provided to the Company or any of its Subsidiaries or in connection with borrowings, credit arrangements, equipment leasing or financings, or similar transactions with a third-party lender; (d) Equity Securities issued in connection with the merger, consolidation, acquisition, or similar business combination involving the Company and approved by the Board; (e) Equity Securities issued as consideration paid to a Person in connection with the initial capitalization of a joint venture or similar strategic arrangement; (f) Equity Securities constituting Units issued to officers, employees, Directors, and any other service providers to the Company or any Subsidiary in connection with any equity incentive plan or other arrangement approved by the Board; or (g) Equity Securities that are sold or transferred with respect to which each Member with preemptive rights with respect to such sale has waived such preemptive rights in writing.

"Adjusted Capital Account Deficit" means, with respect to any Member, a deficit balance in such Member's Capital Account as of the end of the fiscal year after giving effect to the following adjustments: (a) credit to such Capital Account the additions, if any, permitted by Treasury Regulations §§ 1.7044 (b)(2)(ii)(c) (referring to obligations to restore a capital account deficit), 1.704-2(g)(1) (referring to "partnership minimum gain"), and 1.704-2(i)(5) (referring to a partner's share of "partner nonrecourse debt minimum gain"), and (b) debit to such Capital Account the items described in §§ 1.704-1(b)(2)(ii)(d)(4), (5), and (6) of the Treasury Regulations. This definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulation § 1.704-1(b)(2)(ii)(d).

"Adjusted Properties" is defined in Section 9.2.

"Affiliate" means with respect to a Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person. As used in this definition, the word "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract, or otherwise.

"Agreement" is defined in the introductory paragraph.

"Applicable Rate" means the highest combined marginal ordinary income or capital gain, as the case may be, federal and state tax rates for an individual residing in the State of Colorado. Notwithstanding the foregoing, the Board, in its sole discretion, may reduce or increase the Applicable Rate with respect to all (but not fewer than all) direct or indirect Members to no less than the highest combined marginal ordinary income or capital gain, as the case may be, federal and state tax rates applicable to such direct or indirect Member's state of residence or organization. Each Member shall cooperate fully with the Board to provide the Board the state of residence or organization of all of its individual and Organization direct or indirect owners.

"Appraisal Firm" is defined in Section 6.10(d).

"Approved Sale" is defined in Section 11.3(a).

"Available Cash" means, at any time of determination, the amount of cash and cash equivalents held by the Company, less such cash reserves deemed necessary by the Board in its discretion to pay on a timely basis the Company's costs and expenses, including operating costs and expenses, taxes debt service, mandatory distributions and/or dividends, capital expenditures, and other obligations of the Company, taking into account the anticipated revenues of the Company.

"Bankruptcy" means, with respect to a Person, any of the following acts or events: (a) making a general assignment for the benefit of creditors; (b) filing a voluntary petition in bankruptcy; (c) becoming the subject of an order for relief or being declared insolvent or bankrupt in any federal or state bankruptcy or insolvency proceeding; (d) filing a petition or answer seeking a reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any Law; (e) filing an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in a proceeding of the type described in clause (c) or (d) of this definition; (f) making an admission in writing of an inability to pay debts as they mature; (g) giving notice to any governmental authority that insolvency has occurred, that insolvency is pending, or that operations have been suspended; (h) seeking, consenting to, or acquiescing in the appointment of a trustee, receiver, or liquidator of all or any substantial part of its properties; or (i) the expiration of 90 days after the date of the commencement of a proceeding against such Person seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any Law if the proceeding has not been previously dismissed, or the expiration of 60 days after the date of the appointment, without such Person's consent or acquiescence, of a trustee, receiver, or liquidator of such Person or of all or any substantial part of such Person's properties, if the appointment has not previously been vacated or stayed, or the expiration of 60 days after the date of expiration of a stay, if the appointment has not been previously vacated.

"Bankruptcy Event" is defined in Section 6.10(a)(ii).

"Board" is defined in Section 5.1(a).

"Breaching Holder" is defined in Section 11.4(d).

"Business" means the business of (a) assembling, designing, manufacturing, marketing, or selling straws, tubes, or other small containers that hold and deliver liquids, gels, or other substances for human consumption; and (b) any other business or geography that the Company and its Subsidiaries are engaged in as of the date, or during the term, of this Agreement.

"Business Day" means any day other than a Saturday or Sunday or other day upon which banks are authorized or required to close in the State of Colorado.

"Capital Account" is defined in Section 10.2(a).

"Capital Contribution" means for any Member at the particular time in question the aggregate of the dollar amounts of any cash and cash equivalents contributed by such Member to the capital of the Company, plus the

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fair market value (as otherwise determined by the Board) of any property contributed by such Member to the capital of the Company.

"Carrying Value" The initial "Carrying Value" of property contributed to the Company by a Member means the value of such property at the time of contribution, as determined by the Board. The initial Carrying Value of any other property will be the adjusted basis of such property for federal income tax purposes at the time it is acquired by the Company. The initial Carrying Value of a property will be reduced (but not below zero) by all subsequent depreciation, cost recovery, depletion, and amortization deductions with respect to such property as taken into account in determining profit and loss. The Carrying Value of any property will be adjusted from time to time in accordance with Section 10.2(b) and Treasury Regulation § 1.704 1(b)(2)(iv)(m), and to reflect changes, additions, or other adjustments to the Carrying Value for dispositions, acquisitions or improvements of Company properties, as deemed appropriate by the Board.

"Cause" as used with respect to any Management Member or subject person has the meaning set forth in the employment or consulting or similar agreement between the Company or any Affiliate or Subsidiary thereof and the Management Member or person and, in the absence of such agreement, means the following, in each case as reasonably determined by the Board: (a) willful misconduct, fraud, usurpation of business opportunity, or gross negligence; (b) the failure to (i) adhere to the reasonable policies of the Company or any Affiliate or Subsidiary thereof, (ii) devote such time and attention to the business of the Company or any Affiliate or Subsidiary thereof as is reasonably necessary or appropriate to operate and grow such business successfully, or (iii) perform reasonably assigned duties (in the case of the foregoing clauses (ii) and (iii), other than any such failure resulting from incapacity due to the Management Member's or person's Disability); *provided* that the Member or person must first be given 10 days following notice from the Company or any Affiliate or Subsidiary thereof to commence compliance with such policies or performance of such duties to the extent such failure is able to be cured and complied with subsequently (as determined in the sole discretion of the Board) without further breach (no additional notice being required); (c) a material breach by the Management Member or person of the agreements and covenants contained in this Agreement or in any other agreement between the Management Member or person and the Company or any Affiliate or Subsidiary thereof; (d) the commitment of a material act of dishonesty or breach of trust or fiduciary duty; (e) an indictment, conviction, or entering of a guilty plea or a plea of no contest with respect to (i) a felony, (ii) any crime involving fraud, larceny, or embezzlement, or (iii) any other crime involving moral turpitude that is injurious to the reputation of the Company or any Affiliate or Subsidiary thereof or that subjects, or if generally known, would reasonably be expected to subject, the Company or any Affiliate or Subsidiary thereof or any of their directors, managers, officers, members, stockholders, or partners to public disdain, ridicule, or embarrassment; (f) violations of applicable law in connection with employment by or other service to the Company or any Affiliate or Subsidiary thereof; (g) any act or omission that materially adversely affects the reputation of the Company or any Affiliate or Subsidiary thereof or that subjects, or if generally known, would reasonably be expected to subject, the Company or any Affiliate or Subsidiary thereof or any of their directors, managers, officers, members, stockholders, or partners to materially adverse public disdain, ridicule, or embarrassment; or (h) intoxication or use or abuse of alcohol or drugs (other than use as recommended by a physician) in connection with employment by or other service to the Company or any Affiliate or Subsidiary thereof.

"Class A Percentage" means, with respect to a Member, at any time of determination, a percentage, the numerator of which is the number of issued and outstanding Class A Units held by such Member, and the denominator of which is the total number of issued and outstanding Class A Units.

"Class A Units" is defined in Section 2.7(a).

"Class A-1 Member" means a holder of any Class A-1 Units, including its permitted successors and assigns. As of the Effective Date, the Class A-1 Members are set forth on Exhibit A. Unless the context indicates otherwise, a reference in this Agreement to the Class A-1 Members means all Class A-1 Members.

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"Class A-1 Member Majority" means the Class A-1 Members that own, in the aggregate, more than 50% of all the issued and outstanding Class A-1 Units.

"Class A-1 Preference Capital" means, with respect to each Class A-1 Member, the amount of Class A-1 Preference Capital set forth opposite such Class A-1 Member's name on Exhibit A. A permitted transferee of a Membership Interest will succeed to the Class A-1 Preference Capital attributable to the Membership Interest so Transferred.

"Class A-1 Units" is defined in Section 2.7(a).

"Class A-2 Member" means a direct or indirect holder of the Class A-2 Units, including its permitted successors and assigns. As of the Effective Date, the Class A-2 Members are set forth on Exhibit A. Unless the context indicates otherwise, a reference in this Agreement to the Class A-2 Members means all Class A-2 Members.

"Class A-2 Units" is defined in Section 2.7(a).

"Code" means the Internal Revenue Code of 1986, as amended from time to time. Any reference in this Agreement to a specific section or sections of the Code will be deemed to include a reference to any corresponding provision of any successor Law.

"Company" is defined in the introductory paragraph and, as used throughout this Agreement, references to the "Company" include the Company and direct and indirect wholly owned Subsidiaries, except where not applicable based on context.

"Company Minimum Gains" means partnership minimum gain as defined in Treasury Regulation § 1.704-2(f).

"Company Purchase Option" is defined in Section 6.10(c).

"Competing Business" means any Person or business, other than the Company or its Subsidiaries, in the Business, or that is otherwise competitive with any business of the Company or its Subsidiaries as such business may exist or is contemplated by the Board at the point in time in question.

"Confidential Information" means information concerning the properties, operations, business, trade secrets, technical know-how, and other non-public information and data of or relating to the Company or any of its Subsidiaries, its and their properties, and any technical information with respect to any project of the Company or any of its Subsidiaries.

"Director" is defined in Section 5.1(a).

"Disability" means, with respect to a Management Member, such Management Member is unable, by reason of accident or illness (including mental illness), to perform such Management Member's duties with the Company or its Subsidiaries for 60 consecutive days or for 90 cumulative days during any 365-day period, as reasonably determined by the Board.

"Drag-Along Notice" is defined in Section 11.4(a).

"Drag-Along Transaction" means a transaction or series of transactions (including by way of merger, consolidation, recapitalization, reorganization, or Transfer of Equity Securities of the Company) with any Person who is not a Related Party of a Member or group of Persons who are not Related Parties of a Member, the result of which is that either of the following two conditions are satisfied: (a) the Members immediately prior to such transaction are (after giving effect to such transaction) no longer, in the aggregate, the "beneficial owners" (as such term is defined in Rule 13d-3 and Rule 13d-5 promulgated under the Securities Exchange Act), directly or indirectly through one or more intermediaries, of Units representing the right to receive at least 50% of the capital and at least 50% of the profits of the Company, or (b) Sponsor and its Affiliates no longer own Units entitling them to appoint Directors to the Board holding a majority of the total aggregate votes of all Directors of the Board.

"Dragged Member" means any Member, other than a Dragging Member, that receives a Drag-Along Notice pursuant to Section 11.4(a).

"Dragging Member" is defined in Section 11.4(a).

"Effective Date" is defined in the introductory paragraph.

"Equity Security" means any Membership Interest (including any Unit) or similar security, any warrants, options, or other rights to directly or indirectly acquire Units or other Membership Interests, securities containing equity features, and securities containing profit participation features, or any security or instrument convertible or exchangeable, directly or indirectly, with or without consideration, into or for any Units or other Membership Interests or similar security (including convertible notes), or any security carrying any warrant or right to subscribe for or purchase any Units or other Membership Interests or similar security, or any such warrant or right.

"Excess Additional Equity Securities" is defined in Section 2.8(a).

"Executive Officer" means each of the officers of the Company as appointed by the Board from time to time.

"Exercising Member" is defined in Section 2.8(a).

"Fair Market Value" is defined in Section 6.10(h).

"Family Member" means, with respect to any Member, only the spouse and lineal descendants of such Member.

"GAAP" means generally accepted accounting principles in the United States, consistently applied.

"Indemnified Parties" is defined in Section 5.6(a).

"Insolvency Purchase Option" is defined in Section 6.10(a)(ii).

"Law" or "Laws" means all applicable international, federal, state, provincial, territorial, tribal, local, and similar laws (statutory or common), rules, ordinances, regulations, grants, concessions, franchises, licenses, orders, directives, judgments, decrees, restrictions, and other similar requirements, whether legislative, municipal, administrative, or judicial in nature.

"Lien" means any mortgage, deed of trust, lien (statutory or otherwise), pledge, hypothecation, charge, deposit arrangement, preference, priority, security interest, option, right of first refusal, or other transfer restriction or encumbrance of any kind (including preferential purchase rights, conditional sales agreements, or other title retention agreements, and the filing of or agreement to give any financing statement under the Uniform Commercial Code or comparable Law of any jurisdiction to evidence any of the foregoing).

"Liquidation Event" is defined in Section 7.3.

"Look Through Member" is defined in Section 14.17(a).

"Look Through Member Covenants" is defined in Section 14.17(a).

"Look Through Member Governing Agreement" is defined in Section 14.17(a).

"Look Through Repurchase Right" has the meaning set forth in Section 14.17(b).

"Management Member" means Jesse Devone Consulting LLC, a Colorado limited liability company, and each other Member who is a current or former employee or other service provider of the Company or any Subsidiary thereof, and expressly excluding Sponsor.

"Member" means a Person designated as a Member of the Company on Exhibit A, a Person admitted as an additional Member pursuant to Section 2.7, and a Person admitted as a substituted Member pursuant to Section 11.6.

"Member Nonrecourse Debt Minimum Gain" means partner nonrecourse debt minimum gain as defined Treasury Regulation § 1.704-2(i)(4).

"Membership Interest" means, with respect to any Member, (a) that Member's status as a Member; (b) that Member's Capital Account and share of the Profits, Losses, and other items of income, gain, loss, deduction, and credits of, and the right to receive distributions (liquidating or otherwise) from, the Company under the terms of this Agreement; (c) all other rights, benefits, and privileges enjoyed by that Member (under the Act or this Agreement) in its capacity as a Member, including that Member's rights to vote, consent, and approve those matters described in this Agreement; and (d) all obligations, duties, and liabilities imposed on that Member under the Act or this Agreement in its capacity as a Member. Membership Interests are and will be denominated in Units.

"New Issue Date" is defined in Section 2.8(a).

"Organization" means any sole proprietorship, firm partnership (including any general, limited or limited liability partnership), corporation, limited liability company, joint stock company, trust, unincorporated association or organization, joint venture, or other entity or organization of whatever nature.

"Parties" is defined in the preamble to this Agreement.

"Partnership Audit Rules" means the provisions of Subchapter C of Chapter 3 of the Code, as revised by Section 1101 of the Bipartisan 2015 Budget Act of 2015, as such provisions may thereafter be amended and including Treasury Regulations or other guidance issued thereunder.

"Partnership Representative" is defined in Section 6.5.

"Permitted Liens" means (a) Liens for Taxes or assessments and similar charges, which either are not delinquent; (b) interests or title of, or Liens to secure, landlords, sublandlords, licensors, sublicensors or licensees under real estate leases, licenses, or other rental or lease agreements; (c) deposits or pledges made in connection with, or to secure payment of, utilities or similar services, workers' compensation, unemployment insurance, pension, or other social security, governmental insurance, and governmental benefits mandated under applicable Laws, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance, and return of money bonds and similar obligations; (d) mechanics', materialmen's or contractors' Liens or any similar statutory Lien; (e) zoning, entitlement, building, and other similar restrictions that are not violated by the current conduct of the Business; and (f) purchase money Liens in any property acquired by the Company in the ordinary course of business.

"Person" means a natural person or Organization.

"Preemptive Rights Offering Notice" is defined in Section 2.8(a).

"Prime Rate" means a rate per annum equal to the lesser of (a) an annual rate of interest that equals the floating commercial loan rate as published in the Wall Street Journal from time to time as the "Prime Rate," adjusted in each case as of the banking day in which a change in the Prime Rate occurs, as reported in the Wall

Street Journal; *provided, however*, that if such rate is no longer published in the Wall Street Journal, then it means an annual rate of interest that equals the floating commercial loan rate of Citibank N.A., or its successors and assigns, announced from time to time as its "base rate," adjusted in each case as of the banking day in which a change in the base rate occurs; and (b) the maximum rate permitted by Law.

"Profit" or "Loss" means the income or loss of the Company as determined under the capital accounting rules of Treasury Regulation § 1.704-1(b)(2)(iv) for purposes of adjusting the Capital Accounts of Members including the provisions of paragraphs 1.704-1(b)(2)(iv)(g) and 1.704-1(b)(4) of those regulations relating to the computation of items of income, gain, deduction, and loss, provided that, for the avoidance of doubt, items allocated pursuant to Section 8.2(b) shall be excluded from the determination of Profit or Loss.

"Proposed Purchaser" means a Person or group of Persons that a Member proposes as a purchaser of all or a portion of the Units of such Member.

"Recap Event" means the closing of a transaction or transactions in which the Company does one or both of the following: (a) incurs new indebtedness, whether pursuant to a new or existing credit facility, and the purpose of such indebtedness, as determined by resolution of the Board, is in whole or in part to fund a distribution to Members or a redemption from Members, and/or (b) issues equity securities and the purpose of funds received therefrom, as determined by resolution of the Board, is in whole or in part to fund a distribution to Members or a redemption from Members.

"Related Party" means, with respect to any Person, (a) each Affiliate of such Person; (b) each officer, director, member, manager, or partner of the Person or and such Person's Affiliates; (c) any spouse, ancestor, descendant, or sibling of such Person or any Person described in clause (b) of this definition; and (d) any trust, family partnership, or other entity established for the benefit of such Person or any Person described in clauses (b) or (c) of this definition.

"Repurchase Fair Market Value" is defined in Section 6.10(d).

"Repurchase Interest Rate" is defined in Section 6.10(b)(ii).

"Repurchase Member" is defined in Section 6.10(a)(i).

"Repurchase Note" is defined in Section 6.10(b)(ii).

"Repurchase Notice" is defined in Section 6.10(b)(i).

"Repurchase Option" is defined in Section 6.10(a)(ii).

"Repurchase Option Closing" is defined in Section 6.10(b)(ii).

"Repurchase Price" is defined in Section 6.10(d).

"Repurchase Triggering Event" is defined in Section 6.10(a)(ii).

"Restricted Area" means, collectively, any state or territory of the United States or of any foreign country where Company or any of its Affiliates, as of the time in question, does business, plans do business in the 12-month period immediately following such time, or is considering potential acquisitions, joint ventures, strategic partnerships or other material investment opportunities in the 12-month period immediately following such time.

"Restricted Period" means, with respect to any Management Member, the period commencing on the Effective Date and ending on the date that is the second anniversary from the latter to occur of (i) the termination of employment of such Management Member, if applicable, and (ii) the date on which such Management Member is no longer a Member of the Company.

"Sale Event" means any (a) merger, reorganization, recapitalization, or consolidation of the Company with or into any other Person or sale of Units of the Company by its Members, in each such case in which the holders of the Units of the Company immediately prior to such merger, consolidation, or sale hold less than a majority of the equity securities of the successor or surviving Person entitled to vote in the election of members of the board of directors thereof (or Persons performing similar functions); (b) sale of all or substantially all of the assets of the Company; or (c) dissolution of the Company pursuant to Section 12.2.

"Securities Act" means the Securities Act of 1933, as amended from time to time. Any reference in this Agreement to a specific section or sections of the Securities Act will be deemed to include a reference to any corresponding provision of future Law.

"Selling Group" is defined in Section 11.3.

"Separation/Breach" is defined in Section 6.10(a)(i).

"Separation/Breach Purchase Option" is defined in Section 6.10(a)(i).

"Sharing Ratio" means, with respect to a Member, at any time of determination, a percentage, the numerator of which is the number of issued and outstanding Units held by such Member, and the denominator of which is the total number of issued and outstanding Units.

"Sponsor" means Greenlight Company Holdings LLC.

"Sponsor Member Group" is defined in Section 6.6.

"Sponsor Purchase Option" is defined in Section 6.10(c).

"Subsidiary" means, with respect to the Company, any Organization of which more than 50% of (a) the total voting power (whether by way of contract or otherwise) of issued and outstanding shares of capital stock or other equity interests (including limited liability company or partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof; or (b) the issued and outstanding shares of capital stock or other equity interests (including limited liability company or partnership interests) is at the time owned or controlled (including by contract), directly or indirectly (e.g., through another Subsidiary), by (i) the Company, or (ii) the Company and/or one or more of its Subsidiaries. For the avoidance of doubt, a Subsidiary of the Company includes direct and indirect Subsidiaries (e.g., a Subsidiary of a Subsidiary).

"Tag Notice" is defined in Section 11.3(a).

"Tag Participation Notice" is defined in Section 11.3(b).

"Tax" or "Taxes" means: (a) any foreign, federal, state, or local income, earnings, profits, gross receipts, franchise, capital stock, net worth, sales, use, value added, escheat, abandoned or unclaimed property, occupancy, general property, real property, personal property, intangible property, transfer, fuel, excise, parking, payroll, withholding, unemployment compensation, workers' compensation, social security, retirement, pension plan, or other tax of any nature; or (b) any deficiency, interest or penalty imposed with respect to any of the foregoing.

"Tax Distribution" is defined in Section 7.1.

"Transfer" means, with respect to any asset, including Units or any portion thereof, including any right to receive distributions from the Company or any other economic interest in the Company, a sale, assignment, transfer, conveyance, gift, exchange, or other disposition of such asset, whether such disposition be voluntary, involuntary or by merger, exchange, consolidation, or operation of Law, including the following: (a) in the case of an asset owned by a natural person, a transfer of such asset upon the death of its owner, whether by will, intestate succession or otherwise; (b) in the case of an asset owned by a Person that is not a natural person, a distribution of such asset, including in connection with the dissolution, liquidation, winding up, or termination of such Person (other than a liquidation under a deemed termination solely for tax purposes); and (c) a disposition in connection with, or in lieu of, a foreclosure of a Lien; *provided, however,* that a Transfer will not include the creation of a Lien. A "Transfer" will also include any transfer of a direct or indirect beneficial equity interest in a Member (including any direct or indirect transfer by any Management Member of such Management Member's ownership interests in a Class A-2 Member).

"Treasury Regulations" means regulations issued by the Department of Treasury under the Code. Any reference in this Agreement to a specific section or sections of the Treasury Regulations will be deemed to include a reference to any corresponding provision of future regulations under the Code.

"Undistributed Class A-1 Preference Capital" means, as of the date of its calculation, a Class A-1 Member's aggregate Class A-1 Preference Capital amount, less any amount(s) distributed to such Class A-1 Member pursuant to Section 7.2(a)(i).

"Unit" is defined in Section 2.7(a).

1.2   **Interpretation.** Unless the context of this Agreement clearly requires otherwise, references to the plural include the singular, to the singular include the plural, and to the part include the whole. Unless the context of this Agreement clearly requires otherwise, use of masculine, feminine, and neutral pronouns will not be a specific reference to either gender or lack thereof. The words "include" and "including," and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words "without limitation." The term "or" has the inclusive meaning represented by the term "and/or." The words "hereof," "herein," "hereunder," and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. References to "Articles," "Sections," "Subsections," "Exhibits," and "Schedules" are to Articles, Sections, Subsections, Exhibits, and Schedules, respectively, of this Agreement, unless otherwise specifically provided. Terms defined in this Agreement may be used in the singular or the plural. The recitals of this Agreement are intended to be a part of, and are hereby incorporated into, this Agreement in their entirety (including, for the avoidance of doubt, the definitions set forth therein).

1.3   **Accounting Terms.** Accounting terms used in this Agreement and not otherwise defined have the meaning ascribed to them under GAAP, except for footnotes and similar matters as determined by the Board.

ARTICLE II THE LIMITED LIABILITY COMPANY

2.1   **Limited Liability Company Agreement**. The Members hereby enter into this Agreement as the "limited liability company agreement" (as defined in the Act) of the Company. The Members agree that the Company will be governed by the terms and conditions set forth in this Agreement. To the fullest extent permitted by the Act, this Agreement will control as to any conflict between this Agreement and the Act, or as to any matter provided for in this Agreement that is also provided for in the Act.

2.2   **Name.** The name of the Company is "Take Shots LLC."

2.3   **Certificate of Formation.** The Members have previously caused a certificate of formation that complies with the requirements of the Act to be properly filed with the Colorado Secretary of State. The Members shall execute such further documents (including amendments to the certificate of formation) and take such further action as is appropriate or necessary to comply with the requirements of Law for the formation, qualification, or operation of a limited liability company in all states and counties where the Company may conduct its business.

2.4   **Registered Office and Agent; Principal Place of Business.** The location of the registered office of the Company and the identification of the Company's registered agent at such address will be determined by the Board. The location of the principal place of business of the Company will be at such location as the Board may from time to time select.

2.5   **Purpose.** The business of the Company will be the conduct of any business or activity that may be lawfully conducted by a limited liability company organized pursuant to the Act. The business of the Company may be conducted directly by the Company or indirectly through one or more other companies, joint ventures, or other arrangements.

2.6   **The Members.** The name, address, number of Units, class, preference capital, and sharing ratio of each Member are set forth on Exhibit A. Upon the admission of additional or substituted Members in accordance with this Agreement, or upon receipt by the Company from a Member of written notice of a change of such Member's address or electronic mail address, the Board on behalf of the Company shall update Exhibit A to reflect the then-current membership and notice information. Notwithstanding anything to the contrary in this Agreement, the update by the Board of Exhibit A pursuant to this Section 2.6 will not be considered an amendment to this Agreement.

2.7   **Authorized Units; Issuance of Additional Membership Interests**.

(a)   The Membership Interests authorized to be issued by the Company are and will be denominated in units (each, a "**Unit**"). As of the Effective Date, the Company is authorized to issue 200,000 Units, designated as Class A Units (the "**Class A Units**"). The Class A Units are further designated as the "**Class A-1 Units**" and the "**Class A-2 Units**." The Class A-1 Units entitle the holder thereof to the rights set forth in this Agreement with respect to the Class A-1 Units. The Class A-2 Units entitle the holder thereof to the rights set forth in this Agreement with respect to the Class A-2 Units. As of the Effective Date, there are 150,000 authorized Class A-1 Units and 50,000 authorized Class A-2 Units.

(b)   In addition to the rights reserved to the Board pursuant to Section 5.2, the Board may, without the approval of a Class A-1 Member Majority, from time to time (i) increase or decrease (but not below the total number of then-outstanding Units) the total number of Units, or of any class or series of Units, that the Company is authorized to issue, and the number of Units constituting any class or series of Units; (ii) subject to Section 2.8, authorize the issuance of additional classes or series of Units, and fix and determine the designation and the relative rights, preferences, privileges, and restrictions granted to or imposed on such additional classes and series of Units (including the rights, preferences, and privileges that are senior to or have preference over the rights, preferences, or privileges of any then-outstanding or authorized class or series of Units); and (iii) subject to obtaining the requisite consents under Section 14.1, if any, amend or restate this Agreement as necessary to effect any or all of the foregoing. Subject to Section 2.8, additional Units may be issued for such Capital Contributions or the provision of services as may be determined by the Board. If the issuance of additional Units has been properly approved in accordance with this Agreement, the Persons to whom such additional Units have been issued will automatically be admitted to the Company as Members with respect to such additional Units, subject to the satisfaction or waiver of the requirements set forth in Section 11.8.

(c)   The Class A-1 Members are entitled to vote under this Agreement or as required by the Act at the rate of one vote for each Class A-1 Unit. The Class A-2 Members are not entitled to vote under this Agreement except as expressly provided otherwise in this Agreement or as required by the Act at the rate of one vote for each Class A-2 Unit. Notwithstanding anything in this Agreement to the contrary, only Class A-1 Members (and not transferees of Class A-1 Members who are not themselves admitted as Class A-1 Members in accordance with the terms of this Agreement) have, and will have, voting rights under this Agreement.

2.8   **Preemptive Rights**.

(a)   To the extent the Company proposes to issue or sell Additional Equity Securities to any Person in exchange for cash consideration, each Member shall have the preemptive right to acquire or subscribe for any such Additional Equity Securities pro rata based on its Class A Percentage; *provided* that such preemptive

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right will not apply to the issuance or sale of an amount of Units equal in the aggregate to 10% of the total Units issued and outstanding as of the Effective Date. At least 10 days prior to the issuance of any such Additional Equity Securities, the Board shall cause the Company to send written notice to each Member (a "**Preemptive Rights Offering Notice**") specifying the type and quantity of Additional Equity Securities to be issued by the Company and the price (payable in cash) and other material terms and conditions of the issuance, including the proposed date of issuance (the "**New Issue Date**"), the proposed purchaser (if then known), and the percentage of such Additional Equity Securities that such Member is entitled to acquire or subscribe for, as the case may be. Each Member entitled to a Preemptive Rights Offering Notice may elect to exercise its right pursuant to this Section 2.8(a) by delivering written notice to the Board no later than five days prior to the New Issue Date specifying the maximum number of Additional Equity Securities that such Member wishes to purchase (including the number of such Additional Equity Securities it would purchase if one or more other Members do not elect to purchase all of their respective Class A Percentages). On or before the New Issue Date, each Member exercising its rights under this Section 2.8(a) (an "**Exercising Member**") shall pay to the Company the purchase price for such Additional Equity Securities in immediately available funds, and upon receipt of such payment the Company shall issue such Additional Equity Securities to such Member. Failure of a Member to respond within the time set forth above, or to pay the purchase price on or before the New Issue Date, will be deemed an election by such Member not to exercise its preemptive right under this Agreement with respect to such issuance. If a Member fails to exercise its preemptive right set forth in this Agreement with respect to any issuance of any Additional Equity Securities, such failure will not be deemed a waiver of further or additional preemptive rights in connection with subsequent issuances of Additional Equity Securities in the Company (but, for the avoidance of doubt, will constitute a waiver of such Member's right to purchase any Excess Additional Equity Securities in the applicable offering of Additional Equity Securities).

(b)	After complying with the procedure set forth in Section 2.8(a), any Additional Equity Securities that remain available for purchase or subscription (such amount, the "**Excess Additional Equity Securities**"), may be purchased by each Exercising Member on a pro rata basis, based upon the relative Class A Percentages of each of the Exercising Members in accordance with such procedures and time frame as determined by the Board in its sole discretion.

(c)	If any Excess Additional Equity Securities remain outstanding after the offer contemplated by this Section 2.8, such remaining Excess Additional Equity Securities may be sold by the Company at a price no lower, and otherwise on terms and conditions not materially more favorable to the proposed purchaser, than those set forth in the notice to the Members, at any time within 120 days following the delivery of the notice pursuant to Section 2.8(a), except and unless any and all such materially more favorable terms and conditions are made retroactively, applicable to the Additional Equity Securities purchased by Exercising Members as part of the applicable issuance or sale.

2.9	**Term.** The Company will have perpetual existence; *provided, however*, that the Company will be dissolved upon the occurrence of an event set forth in Section 12.2.

2.10	**No Unit Certificates.** The Company shall not issue certificates representing the Units unless directed to do so by the Board.

ARTICLE III CAPITAL CONTRIBUTIONS

3.1	**Preference Capital and Initial Capital Contributions.** The Members have made Capital Contributions to the Company as set forth on the books and records of the Company. The Class A-1 Preference Capital, if any, of each Class A-1 Member is set forth opposite the Member's respective name on Exhibit A.

3.2	**Additional Capital Contributions.** Subject to the approval of the Board, the Members may, but will not be obligated to, make additional Capital Contributions to the Company. If, following approval by the Board, more than one Member elects to make such additional Capital Contribution, the electing Members shall make the advance in proportion to their respective Class A Percentages (and the provisions of Section 2.8, if applicable).

3.3   **No Third Party Right to Enforce.** No Person will have the right to require any Member to contribute capital under this Agreement, and specifically no lender or other third party will have any such rights.

3.4   **Return of Contributions.** Except to the extent of the distributions contemplated by this Agreement, no Member will be entitled to the return of any part of its Capital Contributions or Class A-1 Preference Capital or to be paid interest in respect of either its Capital Account, its Class A-1 Preference Capital or its Capital Contributions. No unrepaid Capital Contribution will constitute a liability of the Company (except to the extent of the distributions contemplated by this Agreement), the Board or any Member or any Affiliate or direct or indirect owner of any Member. A Member is not required to contribute or to lend cash or property to the Company to enable the Company to return any Member's Capital Contributions or Class A-1 Preference Capital. The provisions of this Section 3.4 will not limit a Member's rights under Article XII.

3.5   **Discretionary Loans.** If approved by the Board, the Members may, but will not be obligated to, advance funds to the Company. If, following approval by the Board, more than one Member elects to make such advance, the electing Members shall make the advance in proportion to their respective Class A Percentages. All advances made pursuant to this Section 3.5 will constitute a loan from the advancing Members to the Company, will bear interest at the Prime Rate plus a percentage to be reasonably established by the Board (based on market rates for similar types of loans) and will not be considered as part of the Company's equity or Members' Capital Contributions or Class A-1 Preference Capital. Any such loan will be subordinate to any loans from any then-existing third party lender to the Company if required by such lender, and will be repaid prior to any other distributions to the Members.


ARTICLE IV REPRESENTATIONS, WARRANTIES AND COVENANTS


4.1   **General Representations and Warranties.** Each Member represents and warrants to the other Members and the Company as follows:

(a)   If it is an entity, it is the type of legal entity specified in Exhibit A, duly organized and in good standing under the Laws of the jurisdiction of its organization and is qualified to do business and is in good standing in those jurisdictions where necessary to carry out the purposes of this Agreement;

(b)   If it is an entity, the execution, delivery and performance by it of this Agreement and all transactions contemplated in this Agreement are within its entity powers and have been duly authorized by all necessary entity actions;

(c)   If it is an individual, then the Member is legally competent to enter into this Agreement and to undertake the transactions contemplated in this Agreement without the consent of any other Person;

(d)   This Agreement constitutes its valid and binding obligation, enforceable against it in accordance with its terms, except as enforcement may be limited by Bankruptcy, insolvency, moratorium and similar Laws affecting the enforcement of creditors' rights generally and by general principles of equity; and

(e)   The execution, delivery and performance by it of this Agreement will not conflict with, result in a breach of or constitute a default under any of the terms, conditions or provisions of (i) any Law, (ii) if it is an entity, its governing documents, or (iii) any agreement or arrangement to which it or any of its Affiliates is a party or that is binding upon it or any of its Affiliates or any of its or their assets.

4.2   **Conflict and Tax Representations.** Each Member represents and warrants to the other Members and the Company as follows:

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(a)	Such Member has been advised that (i) a conflict of interest exists among the Members' individual interests, (ii) this Agreement has tax consequences, and (iii) it should seek independent counsel in connection with the execution of this Agreement;

(b)	Such Member has had the opportunity to seek independent counsel and independent tax advice prior to the execution of this Agreement and no Person has made any representation of any kind to it regarding the tax consequences of this Agreement; and

(c)	This Agreement and the language used in this Agreement are the product of all Parties' efforts and each Party hereby irrevocably waives the benefit of any rule of contract construction that disfavors the drafter of an agreement.

4.3	**Investment Representations and Warranties.** Each Member represents and warrants to the other Members and the Company as follows:

(a)	Such Member is acquiring such interest for such Member's own account for investment and not with a view to its sale or distribution. Such Member recognizes that investments such as those contemplated by this Agreement are speculative and involve substantial risk. In particular, such Member recognizes that the Company was only recently formed and, accordingly, has no financial or operating history and that the investment in the Company is extremely speculative and involves a high degree of risk.

(b)	Such Member has not entered into any written or oral agreement to Transfer any of the Units.

(c)	Neither the Company nor the other Members have made any guaranty or representation upon which it has relied concerning the possibility or probability of profit or loss as a result of its acquisition of an interest in the Company, other than those contained in this Agreement.

(d)	Such Member represents that he, she, or it has not granted and is not a party to any proxy or voting trust regarding the Units or any other agreement that is inconsistent with or conflicts with the provisions of this Agreement, and such Member will not grant any proxy or become a party to any voting trust regarding the Units or any other agreement that is inconsistent with or conflicts with the provisions of this Agreement.

(e)	Such Member is an "accredited investor" (as defined in Rule 501 of Regulation D promulgated under the Securities Act).

(f)	Such Member has not received any general solicitation or general advertisement in connection with his, her, or its purchase of or investment in the Units.

(g)	Such Member understands and agrees that the Units are being, or will be, acquired in a transaction not involving any public offering within the meaning of the Securities Act, in reliance on an exemption therefrom. Such Member understands that the Units have not been, and will not be, approved or disapproved by the Securities Exchange Commission or by any other federal or state agency, and that no such agency has passed on the accuracy or adequacy of disclosures made to such Member by the Company. No federal or state governmental agency has passed on or made any recommendation or endorsement of the Units or an investment in the Company. Such Member understands and acknowledges that the Units have not been registered under the Securities Act or the securities laws of any state and, unless such Units are so registered, they may not be offered, sold, transferred or otherwise disposed of except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any applicable securities laws of any state or foreign jurisdiction. Such Member understands that he, she or it may not be able to liquidate his, her or its investment in the Company and agrees not to Transfer the Units, unless such Units have been so registered or an exemption from the requirement of registration is available under the Securities Act and any applicable state securities laws. Such Member further acknowledges and agrees that the ability to Transfer the Units will be subject to restrictions

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contained in this Agreement. Such Member recognizes that there will not be any public trading market for the Units and, as a result, such Member may be unable to Transfer his, her, or its Units. Such Member further acknowledges and agrees that, except as may be set forth in this Agreement, the Company has no obligation to register the Units.

(h)   Such Member has been advised that (i) a conflict of interest may exist among the Members' individual interests, (ii) this Agreement has tax consequences, and (iii) it should seek independent counsel and independent tax advice in connection with the execution of this Agreement. Such Member has had the opportunity to seek independent counsel and independent tax advice prior to the execution of this Agreement and no Person has made any representation of any kind to it regarding the legal or tax consequences of this Agreement.

(i)   This Agreement and the language used in this Agreement are the product of all parties' efforts and each party hereby irrevocably waives the benefit of any rule of contract construction that disfavors the drafter of an agreement.

4.4   Survival. The representations, warranties and covenants set forth in this Article IV will survive the execution and delivery of this Agreement and any documents of Transfer provided under this Agreement.

ARTICLE V COMPANY MANAGEMENT

5.1   Board of Directors.

(a)   Establishment Powers. The Company will be managed by a committee of individuals established to manage the Company and its business and affairs (this committee is referred to as the "**Board**" and the individuals appointed to the Board are referred to as the "**Directors**"). The Board, acting as a group, will be the "Manager" of the Company (as that term is defined in the Act). A Director will not individually be considered a manager of the Company under the Act. An individual will not be deemed to hold a Membership Interest by virtue of serving as a Director. Except as specifically provided in this Agreement, the Board may exercise all powers of the Company and may do all such lawful acts and things as are not specifically required by statute or by this Agreement to be exercised or done by the Members.

(b)   Appointment of Directors. The number of Directors will initially be one; *provided* that, at the sole option of Sponsor, the number of Directors may be increased and such vacancies filled by Sponsor. All Directors will be appointed by Sponsor. Each Director will hold office until such Director's successor has been appointed or until such Director's earlier death, resignation, or removal under the terms of this Agreement. Directors must be natural persons, but Directors need not be residents of Colorado nor Members of the Company. The Directors of the Company as of the Effective Date are listed on the attached Schedule 5.1(b).

(c)   Vacancies. In the event of a vacancy in the office of any Director, a successor may be appointed to hold office by Sponsor. A Director so appointed will hold office until such Director's successor is duly appointed or until such Director's earlier death, resignation, or removal.

(d)   Removal. A Director may be removed at any time upon delivery of written notice to such Director and the other Directors (if any) by Sponsor (i.e., Sponsor may remove any Director at any time). A Director may not otherwise be removed.

(e)   Resignation. A Director may resign at any time by giving written notice to that effect to Sponsor and the other Directors (if any). Any such resignation will take effect at the time of the receipt of that notice or any later effective time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation will not be necessary to make it effective. Any vacancy caused by any such resignation or by the death of any Director or any vacancy for any other reason must be filled as provided in

Section 5.1(c), and any Director so elected to fill any such vacancy will hold office until such Director's successor is appointed or until such Director's earlier death, resignation or removal.

        (f)   <u>Meetings of the Board</u>. Regular meetings of the Board are not required for any purpose, but may be held at such time and at such place (either inside or outside the State of Colorado) as the Board may designate. Special meetings of the Board may be held on the call of any Director upon at least two Business Days notice to the Directors, or upon such shorter notice as may be approved by all of the Directors. Any Director may waive such notice.

        (i)   <u>Conduct of Meetings</u>. Any meeting of the Board may be held in person and by means of a conference, telephone or similar communication equipment by means of which all Directors and other individuals participating in the meeting can hear each other, and such telephone or similar participation in a meeting will constitute presence in person at the meeting.

        (ii)   <u>Quorum</u>. A majority of Directors then in office present in person (including by telephone or other means of real-time electronic participation and communication) or represented by proxy will constitute a quorum of the Board for purposes of conducting business. At all times when the Board is conducting business at a meeting of the Board, a quorum of the Board must be present at such meeting. If a quorum is not present at any meeting of the Board, then the Directors present at the meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum will be present.

        (iii)   <u>Voting</u>. Any decisions to be made by the Board must be approved by the affirmative vote of a majority of the Directors then in office. Each Director will be entitled to one vote per issue presented at any duly convened meeting.

        (iv)   <u>Proxies</u>. For purposes of determining a quorum with respect to a particular proposal, and for purposes of casting a vote for or against a particular proposal, a Director may be deemed to be present at a meeting and to vote if the Director has granted a signed written proxy to another Director who is present at the meeting, authorizing the other Director to cast the vote that is directed to be cast by the written proxy with respect to the particular proposal that is described with reasonable specificity in the proxy. Except as provided in <u>clause (iii)</u> above and this <u>clause (iv)</u>, Directors may not vote or otherwise act by proxy.

        (v)   <u>Attendance and Waiver of Notice</u>. Attendance of a Director at any meeting will constitute a waiver of notice of such meeting, except where a Director attends a meeting for the express purpose of objecting to the transaction of any business at such meeting on the grounds that the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any meeting of the Board need be specified in the notice or waiver of notice of such meeting.

        (vi)   <u>Actions Without a Meeting</u>. Notwithstanding any provision contained in this Agreement, any action of the Board may be taken by written consent without a meeting. Any such action taken by the Board without a meeting will be effective only if the written consent or consents are in writing, set forth the action so taken, and are signed by the requisite number of Directors necessary to approve the action so taken; *provided, however*, that all Directors will receive written notice of any action so taken as soon as reasonably practicable after any such action becomes effective.

        (vii)   <u>Spontaneous Meeting of Board</u>. If all of the Directors meet at any time and place by means of a conference, telephone or similar communication equipment by means of which all Directors and other individuals participating in the meeting can hear each other and consent to the holding of a meeting at such time and place, such meeting will be valid without call or notice, and any Company action that may be taken at a meeting of the Board may be taken at such meeting.

        (g)   <u>Compensation of Directors</u>. The Directors will not be entitled to compensation for serving on the Board unless otherwise approved by the affirmative vote of a Class A-1 Member Majority.

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Directors may be paid their reasonable out-of-pocket expenses, if any, of attendance at each meeting of the Board. Nothing contained in this Agreement may be construed to preclude a Director from serving the Company in any other capacity and receiving compensation from the Company for such service. Nothing in this Agreement will limit any Director's rights to receive from the Company the reimbursements and fees pursuant to separate agreements with the Company.

(h) <u>Minutes</u>. Minutes of all meetings of the Board must be kept and distributed to each Director as soon as reasonably practicable following each meeting. If no objection is raised in writing following receipt of minutes or in any event at the next meeting of the Board, then such minutes will be deemed to be accurate and will be binding on the Directors and the Company with respect to the matters dealt with therein.

5.2   **<u>Management Authority</u>.**

(a) The Board has and will have the authority on behalf of the Company to make all decisions with respect to the Company and the Business without the approval of the Members, except as otherwise expressly provided in this Agreement. In connection with the implementation, consummation, or administration of any matter within the scope of the Board's authority, each Director, acting on behalf of the Board, is authorized, without the approval of the Members, to execute and deliver on behalf of the Company contracts, instruments, conveyances, checks, drafts, and other documents of any kind or character to the extent the Board deems it necessary or desirable. The Board may delegate to officers, employees, agents, or representatives any or all of the foregoing powers by authorization identifying specifically or generally the powers delegated or acts authorized.

(b) In connection with the operation of the Company and/or any Subsidiary, the following items are designated as actions that may only be taken after consideration and approval by the Board and not by any officer or Member of the Company and/or any Subsidiary:

(i) Entering into a Sale Event.

(ii) Increasing compensation of executive employees.

(iii) Filing a voluntary bankruptcy or similar proceeding (or failing to contest any bankruptcy or similar proceeding filed against the company or any subsidiary).

(iv) Subject to <u>Section 12.2</u>, dissolving or liquidating the Company or any Subsidiary.

(v) Adopting, approving, or amending an annual operating budget (which may include the budgeting for bonuses or other incentive compensation).

(vi) (A) Adopting or altering any employee bonus or other incentive compensation plan or making or authorizing any payment of a bonus or other incentive compensation to any employee (including any executive employee and non-executive employee), contractor, or service provider, except in all cases for bonuses and compensation that do not exceed the amount approved by the Board (in the annual budget or otherwise), or (B) entering into, adopting, or modifying any agreement or understanding (written or otherwise) with any employee, contractor, or service provider of the Company or any of its Subsidiaries providing for a bonus or payment of any type in connection with a Sale Event.

(vii) Making material capital expenditures other than as contemplated by the annual operating budget.

(viii) Adopting employee benefit plans or increasing benefits thereunder (other than the renewal of plans on substantially similar terms).

(ix)   (A) Entering into an employment agreement with any executive of the Company or any of its Subsidiaries or any material employment, consulting, or similar agreement with any non-executive employee, consultant, or contractor, or, when entering into any employment agreement with any non-executive employee, deviating materially from the Company's or any of its Subsidiaries', as applicable, standard employment agreement, (B) severance, termination, settlement, or similar agreement with any employee, consultant, or contractor.

(x)   Entering into Affiliate or Related Party transactions other than customary commercial transactions between the Company and its Subsidiaries.

(xi)   Incurring indebtedness for borrowed money in excess of $100,000, including revolving facilities thereunder and under any amended facilities or other credit facilities approved by the Board.

(xii)   Guaranteeing any indebtedness.

(xiii)   Granting any option, warrant, "put right" or similar right with respect to Equity Securities.

(xiv)   Entering into or modifying material contracts, including leases and licenses.

(xv)   Prepaying any material accounts payable, indebtedness, license or lease.

(xvi)   Granting Liens, except Permitted Liens.

(xvii)   Selling, licensing, or otherwise transferring material assets outside the ordinary course of business.

(xviii)   Entering into investment, acquisition, or joint venture transactions.

(xix)   Making any loan or advance outside the ordinary course of business.

(xx)   Acquiring any real property.

(xxi)   Redeeming Equity Securities or effecting any recapitalization.

(xxii)   Making distributions.

(xxiii)   Creating any new class of series of Equity Securities.

(xxiv)   Issuing, granting, or amending the terms of any Equity Securities.

(xxv)   Creating or modifying any equity incentive plan.

(xxvi)   Authorizing/making any "equity-based payments."

(xxvii)   Subject to Section 14.1, amending the organizational or other equityholder documents.

(xxviii)   Converting into another form of business entity or into a limited liability company organized in a jurisdiction other than Colorado.

(xxix)   Entering into, materially amending, or terminating contracts involving payments by or to the Company or its controlled Affiliates greater than $50,000 per year, other than purchase orders from customers or to vendors for services, products, or inventory in the ordinary course of business.

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(xxx)	Materially changing the lines of business or exiting any line of business or the geographies in which business is conducted.

(xxxi)	Creating new Subsidiaries.

(xxxii)	Changing its fiscal year or its method of determining fiscal quarters.

(xxxiii) Making material changes in accounting policies or reporting practices (except as required by GAAP).

(xxxiv) Confessing judgment in, commencing, settling or agreeing to the provision of any equitable relief by the Company or any of its Affiliates in connection with any litigation, arbitration, action, dispute or similar proceeding.

(xxxv)	Entering into any contract or agreement (written or otherwise) with a Person with whom the Company or any of its Affiliates are adverse to in any ongoing litigation, arbitration or similar proceeding.

(xxxvi) Committing to do any of the foregoing.

**5.3	Reliance by Third Parties.** No third party dealing with the Company will be required to ascertain whether the Board or any Company officer is acting in accordance with the provisions of this Agreement. All third parties may rely on a document executed by any Director or by any Company officer as binding on the Company. The foregoing provisions will not apply to third parties who are Affiliates or Related Parties of any such Person executing any such document.

**5.4	Liability Insurance.** The Company may (and may cause any Subsidiary to) maintain directors' and officers' liability insurance coverage (for the benefit of all Directors and officers) and/or maintain business liability insurance, in each case with such terms, coverage amounts, conditions and provider(s) as determined by the Board.

**5.5	Exculpation**.

(a)	To the fullest extent permitted by Law (including Section 18-1101(c) and of the Act):

(i)	Subject to Section 6.6, no Member, solely in its capacity as a Member, nor any Director, will owe any duty (including fiduciary duties) to the Company, any of the Members or any other Person that is a party to or is otherwise bound by this Agreement, in connection with any act or failure to act, whether under this Agreement, thereunder or otherwise; *provided, however,* that this clause (i) will not eliminate the implied contractual covenant of good faith and fair dealing, and

(ii)	no Member, solely in its capacity as a Member, nor any Director, will have any personal liability to the Company, any of the Members, or any other Person that is a party to or is otherwise bound by this Agreement for monetary damages in connection with any act or failure to act, or breach, whether under this Agreement, thereunder or otherwise; *provided, however,* that this clause (ii) will not limit or eliminate liability for (x) any act or omission that constitutes fraud or a bad faith violation of the implied contractual covenant of good faith and fair dealing or (y) any intentional breach of this Agreement.

(b)	If any provision of Section 5.5(a) is held to be invalid, illegal, or unenforceable (subject to Section 5.5(d)), (i) the duties and the personal liability of (x) each Member, solely in its capacity as a Member and (y) each Director, to the Company, any of the Members or any other Person that is a party to or is otherwise bound by this Agreement will be eliminated to the greatest extent permitted under the Act; and (ii) the personal liability of the Members, solely in their capacity as Members, will in any case be limited to their respective Sharing Ratios of any liability claim.

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(c)   Other than with respect to each Member to the extent to which <u>Section 5.5(a)</u> is applicable (unless <u>Sections 5.5(a)</u> and <u>5.5(b)</u> are held to be invalid, illegal, or unenforceable, in which case this <u>Section 5.5(c)</u> will apply to each Member, solely in its capacity as (i) a Member or (ii) a Director), subject to Law and <u>Section 5.5(d)</u>, no Indemnified Party in its capacity as a Member of the Company will be liable, in damages or otherwise, to the Company, the Members or any of their respective Affiliates for any act or omission performed or omitted by it (including any act or omission performed or omitted by it in reliance upon and in accordance with the opinion or advice of experts, including of legal counsel as to matters of law, of accountants as to matters of accounting, or of investment bankers or appraisers as to matters of valuation), except for any act or omission with respect to which a court of competent jurisdiction has issued a final, nonappealable judgment that such Indemnified Party was grossly negligent, engaged in willful misconduct, or intentionally breached this Agreement.

(d)   Notwithstanding anything else to the contrary in this <u>Section 5.5</u>, all officers of the Company will continue to have fiduciary duties to the Company, the Members, and the Directors when acting in their capacity as an officer (provided that, for the avoidance of doubt, a Person who is an officer and a Director, will not in any event, when acting in his/her capacity as a Director (i) owe any duty (including fiduciary duties, other than as set forth below) to the Company, any of the Members, or any other Person that is a party to or is otherwise bound by this Agreement, in connection with any act or failure to act, whether under this Agreement, thereunder or otherwise, *provided, however,* that this clause (i) will not eliminate the implied contractual covenant of good faith and fair dealing, or (ii) have any personal liability to the Company, any of the Members, or any other Person that is a party to or is otherwise bound by this Agreement for monetary damages in connection with any act or failure to act, or breach, whether under this Agreement, thereunder or otherwise, *provided, however*, this <u>clause (ii)</u> will not limit or eliminate liability for (A) any act or omission that constitutes a bad-faith violation of the implied contractual covenant of good faith and fair dealing or (B) any intentional breach of this Agreement), and such fiduciary duties will be those of an officer of a Colorado corporation under Colorado law.

5.6   <u>Indemnification</u>.

(a)   To the fullest extent permitted by Law, the Company shall and does hereby agree to indemnify, defend, and hold harmless against any liabilities and pay all judgments and claims against each Member, Partnership Representative, Director and Executive Officer (the "**Indemnified Parties**," each of which will be a third-party beneficiary of this Agreement solely for purposes of this <u>Section 5.6)</u>, from and against any loss or damage incurred by them or by the Company for any act or omission taken or suffered by the Indemnified Parties (including any act or omission taken or suffered by any of them in reliance upon and in accordance with the opinion or advice of experts, including of legal counsel as to matters of law, of accountants as to matters of accounting, or of investment bankers or appraisers as to matters of valuation) by reason of the fact that such Indemnified Party is or was a Member, Director, or Executive Officer of the Company or any Subsidiary, while serving as a Member, Director, or Executive Officer, is or was serving at the request of the Company as a director, officer, manager, employee, or agent of another corporation, limited liability company, partnership, joint venture, trust, or other enterprise, including costs and reasonable attorneys' fees and any amount expended in the settlement of any claims or loss or damage, except with respect to any act or omission with respect to which such Indemnified Party was grossly negligent, engaged in willful misconduct, or intentionally breached this Agreement, each as determined by the Board in good faith.

(b)   The satisfaction of any indemnification obligation pursuant to <u>Section 5.6(a)</u> will be from and limited to Company assets (including insurance and any agreements pursuant to which the Company, its Members, Directors, Executive Officers or employees are entitled to indemnification) and no Member, in such capacity, will be subject to personal liability.

(c)   Expenses reasonably incurred by an Indemnified Party in defense or settlement of any claim that may be subject to a right of indemnification under this Agreement will be advanced by the Company prior to the final disposition thereof upon receipt of an undertaking by or on behalf of such Indemnified Party to repay such amount to the extent that it is determined upon final adjudication after all possible appeals have been exhausted that such Indemnified Party is not entitled to be indemnified under this Agreement.

(d)   The Company may purchase and maintain insurance on behalf of one or more other Indemnified Parties and other Persons against any liability that may be asserted against, or expense that may be incurred by, any such Person in connection with the Company's activities, whether or not the Company would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e)   Notwithstanding any other provision of this Section 5.6, the Company may pay or reimburse reasonable out-of-pocket expenses incurred by an Indemnified Party in connection with such Indemnified Party's appearance as a witness or other participation in a proceeding related to or arising out of the business of the Company at a time when such Indemnified Party is not a named defendant or respondent in the proceeding.

(f)   If this Section 5.6 or any portion of this Section 5.6 is invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify, defend, and hold harmless each Indemnified Party as to costs, charges and expenses (including reasonable attorneys' fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative, or investigative to the fullest extent permitted by any applicable portion of this Section 5.6 that have not been invalidated and to the fullest extent permitted by applicable law.

(g)   Any rights to indemnification under this Section 5.6 will be in addition to any rights that any of the Indemnified Parties may have at common law, in contract, or otherwise and will remain in full force and effect.

5.7   Executive Officers.

(a)   The Board may, from time to time, designate one or more individuals to serve as Executive Officers of the Company. Any Executive Officers designated pursuant to this Section 5.7 will have such titles and authority and perform such duties as the Board may, from time to time, delegate to them; *provided*, *however* that the Board may choose to implement delegations of authority (including use of operating partners as representatives of the Board) and advisory reporting structures other than the Board itself with respect to any Executive Officer at any time and such actions will not be considered to terminate (expressly or constructively) such Executive Officer. In addition, if the title given to a particular Executive Officer is one commonly used for officers of a business corporation, the assignment of such title will constitute the delegation to such Executive Officer of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made to such Executive Officer, or restrictions placed thereon, by the Board. The Executive Officers as of the Effective Date are set forth on Schedule 5.7(a). Each Executive Officer will hold office until such Executive Officer's successor is duly designated, until such Executive Officer's death or until such Executive Officer resigns or is removed in accordance with Section 5.7(b). Any number of offices may be held by the same Person. The salaries or other compensation, if any, of the Executive Officers of the Company will be fixed from time to time by the Board, subject to the terms and conditions of any written agreement between such Executive Officer and the Company, if any.

(b)   Any Executive Officer may resign at any time by giving written notice thereof to the Board. An Executive Officer may be removed, either with or without cause, by the Board whenever in its judgment the best interests of the Company will be served thereby; *provided, however,* that such removal will be subject to the terms and conditions of any written agreement between such Executive Officer and the Company, if any, and without prejudice to any such contract rights contained therein. Designation of an Executive Officer to serve the Company will not, by itself, create contract rights.

5.8   Affiliate Transactions. In addition to those transactions, agreements, contracts and undertakings specifically set forth in this Agreement, the Board may cause the Company to enter into transactions, agreements, contracts and undertakings with any Director, any Member, or any of their respective Affiliates or Related Parties, so long as such transactions, agreements, contracts or undertakings (including any amendments, modifications or renewals thereof) have been approved by the Board.

5.9   Company Expenses. Except as otherwise provided in this Agreement, the Company, in the sole discretion of the Board, shall pay or reimburse Sponsor, the Partnership Representative, and their respective Affiliates and their respective employees, agents, advisors, managers, and members for any and all expenses, costs, and liabilities incurred by them in connection with the formation of, or their investment into, the Company or the conduct of the business of the Board, the Company, or its Subsidiaries and Affiliates in accordance with the provisions of this Agreement.

5.10   Subsidiaries. Each of the provisions of this Article V will apply, *mutatis mutandis*, to each Subsidiary, subject in each case to applicable law.

ARTICLE VI MEMBERS

6.1   Limited Liability. The liability of each Member will be limited as provided by the Act. Except as permitted under this Agreement, a Member will take no part in the control, management, direction or operation of the affairs of the Company, and will have no power to bind the Company in its capacity as a Member.

6.2   Meetings; Written Consent. Meetings of the Members are not and will not be required for any purpose. Any action required or permitted to be taken by Members may be taken without a meeting if the action is evidenced by a written consent describing the action taken and is signed by the requisite number of Members necessary to approve the action to be taken. Action taken under this Section 6.2 will be effective when the required number of Members have signed the consent, unless the consent specifies a different effective date. Except as expressly provided otherwise in this Agreement, any decisions to be made by the Members must be approved by the affirmative vote of a Class A-1 Member Majority. If a majority of the Members meet at any time and place (including telephonically) and consent to the holding of a meeting at such time and place, such meeting will be valid without call or notice, and any Member action that may be taken at a meeting of the Members may be taken at such meeting.

6.3   No Member Fees. Except as otherwise provided in this Agreement, no Member will be entitled to compensation for attendance at Member meetings or for time spent in such Member's capacity as a Member.

6.4   No State Law Partnership. The Members intend that the Company not be a partnership (including a limited partnership) or joint venture, and that no Member or Director be a partner or joint venturer of any other Member or Director, for any purposes other than federal and state tax purposes, and this Agreement may not be construed to suggest otherwise. Except as otherwise required by the Act, other Law and this Agreement, no Member will have any fiduciary duty to any other Member.

6.5   Partnership Tax Audits.

(a)   The Board shall appoint a person (which may be a Director or Member) to act as "partnership representative" (the "**Partnership Representative**") within the meaning of Code § 6223(a). Subject to Section 6.5(c), the Board (prior to appointing the Partnership Representative) and the Partnership Representative (thereafter) will have all authority take actions, make elections and otherwise administer the Partnership Audit Rules and manage any tax proceedings subject to the Partnership Audit Rules. References in this Section 6.5 to Sections of the Code are references to those Code Sections as included in the Partnership Audit Rules. The initial Partnership Representative is Shane Cramsey.

(b)   If the Company is obligated to pay any amount to a governmental entity (or otherwise makes a payment to a governmental entity) that is specifically attributable to a Member or a former Member's status as such (including federal withholding taxes, state personal property taxes, state unincorporated business taxes, and taxes arising under the Partnership Audit Rules), then such Member or former Member shall indemnify the Company in full for the entire amount paid (including interest, penalties, and related expenses). The Board may offset distributions to which a Member is otherwise entitled under this Agreement against such Member's obligation to indemnify the Company under this Section 6.5(b). Each Member agrees to cooperate with the

Partnership Representative to minimize any "imputed underpayment" that may be imposed on the Company, including by providing any information requested by the Partnership Representative to modify the amount of any imputed underpayment pursuant to Code Section 6235(c) and to work in good faith to amend this Agreement to the extent necessary to comply with the Partnership Audit Rules.

(c)   Each Member shall provide to the Board or the Partnership Representative, as applicable, any information that could help mitigate any Tax due by the Company or the Members.

(d)   The provisions of this <u>Section 6.5</u> will survive the termination of the Company or the termination of any membership interest and will remain binding on the Members for as long a period of time as is necessary to resolve with the IRS any and all matters regarding the federal income taxation of the Company or the Members (relating to the operations of the Company).

6.6   <u>Other Business Opportunities; Conflicts</u>. Each Member expressly acknowledges that the Sponsor and its Affiliates and its and their respective direct and indirect stockholders, directors, officers, controlling persons, partners (limited and general), members, managers and employees (collectively, the "**Sponsor Member Group**") have business interests and engage in business activities and commercial transactions in addition to those relating to the Company (including those that may compete with the Company and/or its Subsidiaries). Each Member agrees (and to the fullest extent permitted by Law, hereby waives and agrees not to assert any claim to the contrary) that no member of the Sponsor Member Group will be obligated to present any particular investment or business opportunity to the Company or the Board even if such opportunity is of a character that, if presented to the Company or the Board, could be undertaken by the Company and/or any Subsidiary, and, in fact, each member of the Sponsor Member Group will have the right to undertake any such opportunity for itself, for its own account or on behalf of another or to recommend any such opportunity to other Persons. Notwithstanding the foregoing provisions of this <u>Section 6.6</u>, nothing in this <u>Section 6.6</u> will derogate or otherwise affect the confidentiality obligations of each Member pursuant to <u>Section 14.3</u>.

6.7   <u>Information Relating to the Company</u>. Upon request, the Company shall supply to any Member any information required to be available and to be provided to Members under the Act. Without limiting the generality of the foregoing, and subject to Section 18-305 of the Act, the Board from time to time, in its sole discretion, may establish reasonable standards (including what documents may be furnished at what time and location and at whose expense) to govern the Members' right to obtain from the Company information concerning the Member's interest as a member of the Company. In addition to such standards, a Member's right to such information will also be conditioned upon (a) such Member making reasonable demand of the Board and (b) the purpose for the Member's request being reasonably related to the Member's interest as a member of the Company.

6.8   <u>Non-Compete; Non-Solicitation</u>.

(a)   Each Management Member agrees that, in light of (x) the substantial investment in the assets of the Company's and its Subsidiaries' business, including its good will, customer relationships, employee relationships, intellectual property, trade secrets, and other proprietary and/or confidential information and (y) the present intent to build out the scope, geographic, industry, types of services, and otherwise, of its business' relationships, for the Restricted Period, such Management Member shall not, directly or indirectly, either for itself, himself, herself or for any other Person, without the prior written consent of the Board:

(i)   own, consult for, provide services to, engage in sales, brokerage, or marketing for, manage, participate in, be employed by, permit its, his, or her name to be used by, or be connected or do any business, or otherwise have any direct or indirect interest in, whether as a manager, officer, director, employee (including of any competitor of the business), partner, sole proprietor, agent, broker, representative, independent contractor, consultant, franchisor, franchisee, creditor, shareholder, owner, joint venture partner, or otherwise, any Person or business engaged in a business that competes with the Company or any Subsidiary (any such business, a "**Competing Business**"), or a type of business planned to be entered into by the Company or any Subsidiary within the Restricted Period, throughout the United States and each other country where the Company or any

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Subsidiary conducts or plans to conduct its business within the Restricted Period; *provided, however*, that the foregoing does not prohibit (A) the employment of any Member that is a natural person by the Company or any Subsidiary; (B) a Member's ownership of 2.0% or less of the stock of a publicly held corporation whose stock is traded on a nationally or internationally recognized securities exchange, automated dealer quotation system or in a U.S. or foreign over-the-counter-market; (C) a Member's passive ownership of less than 2.0% of the equity interest in a private equity fund that is not formed specifically to invest in a particular Competing Business; or (D) a Member's direct or indirect ownership of capital stock or other equity interests of any member of the Company or any Subsidiary;

(ii)   (A) induce or solicit, or attempt to induce or solicit, any then-current or past (within the preceding twelve (12) months, as applicable to such time) employee or contractor of the Company or any Subsidiary, to terminate or reduce such employee or contractor's employment or other engagement with the Company or any Subsidiary, or to accept employment with, provide services to, or partner with another Person, (B) in any way materially interfere with the relationship between the Company or any Subsidiary, on the one hand, and any employee or contractor thereof, on the other hand, or (C) hire or attempt to hire any then-current or past (within the preceding 12 months, as applicable to such time) employee or contractor of the Company or any Subsidiary; or

(iii)   call on or solicit any customer, client, strategic partner, joint venture partner, vendor, supplier, consultant, contractor, licensee, licensor, bona fide potential acquisition or investment target, or other material business relation (collectively, "**Excluded Persons**") of the Company or any Subsidiary in order to induce or attempt to induce such Excluded Person to utilize the services of a Competing Business or cease doing business with the Company or any Subsidiary, or in any way materially interfere with the relationship between any Excluded Person and the Company or any Subsidiary. Notwithstanding the foregoing, the placement of a general advertisement that may be targeted to a particular geographic or technical area, but is not targeted specifically towards employees or contractors of the Company or any Subsidiary will not be deemed to breach the non-solicit provisions of Section 6.9(a)(ii); *provided* that the preceding clause will not limit or otherwise modify the prohibitions against hiring set forth in Section 6.9(a)(ii)(C).

(b)   Each Management Member acknowledges and agrees that the covenants set forth in this Section 6.9 (collectively, the "**Restrictions**") are reasonably designed to protect the Company's present and future business and investments and are reasonable with respect to their duration, geographical area, and scope. To the extent such Management Member is or is deemed to be a California resident, such Management Member relinquishes all rights and benefits, if any, afforded by Section 1542 of the California Civil Code (and any analogous Law of any other state, locality or other jurisdiction) and does so understanding and acknowledging the significance and consequence of such specific waiver of Section 1542, which provides: "A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, AND THAT IF KNOWN BY HIM OR HER WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY." It is the desire and intent of the Parties that the provisions of this Section 6.9 be enforced to the fullest extent permissible under the Laws and public policies applied in each jurisdiction in which enforcement is sought, and each Party hereby consents to the jurisdiction of the state, provincial, and federal courts in any such jurisdiction. If any particular provision(s) or portion of this Section 6.9 is adjudicated to be invalid or unenforceable, this Section 6.9 will be deemed amended to cause such provision(s) or portion adjudicated to be invalid or unenforceable to become valid and enforceable, such amendment to apply only with respect to the operation of this Section 6.9 in the particular jurisdiction in which such adjudication is made.

(c)   Each Management Member recognizes and affirms that in the event of breach of any of the provisions of this Section 6.9, money damages would be inadequate and that the Company would have no adequate remedy at law. Accordingly, each Management Member agrees that the Company and its Affiliates will be entitled, in addition to any other rights and remedies existing in their favor, to enforce its and the Company's rights and such Management Member's obligations under this Section 6.9 not only by an action or actions for

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damages, but also by an action or actions for specific performance, injunctive and/or other equitable relief without any requirement of notice or to post any bond or deposit) in order to enforce or prevent any violations (whether anticipatory, continuing or future) of the provisions of this Section 6.9 including injunctive relief to restrain the violation of such covenants by such Management Member or by any person or persons acting for or with such Management Member in any capacity whatsoever.

6.9 **Approval Rights.** Each Member hereby acknowledges and agrees that such Member is not entitled to any dissenter's rights, appraisal rights or similar rights under Section 18-210 of the Act or otherwise.

6.10 **Repurchase Rights**.

(a) Repurchase Triggering Events.

(i) Purchase of Units in the event of Cause, Termination of Employment or Violation of Restrictive Covenants. In addition to the right set forth in Section 14.17, in the event of (A) the occurrence of a Cause event with respect to a Management Member, (B) a termination of the employment or other engagement (regardless of whether such employment or engagement is pursuant to a written agreement or other arrangement) of any Management Member (including on a look-through basis to the employment of any individual that owns any portion of a Member or its Affiliates) employed or otherwise engaged by the Company or any of its Subsidiaries (in any such case, a "**Repurchase Member**") for any reason, (C) a breach by any Repurchase Member of such Repurchase Member's obligations under Section 6.8 or Section 14.3, or (D) the Company becoming aware, at any time, that such Repurchase Member is or intends to be engaged in any manner, whether as an employee, consultant, director, owner, member, manager, broker, agent, or otherwise, in any arrangement or business with any competitor to the Business or is otherwise in breach of the restrictive covenants set forth in Section 6.8 or the provisions of Section 14.3 (each of the events described in the foregoing clauses (A) through (D), a "**Separation/Breach**"), all of the Units owned by such Repurchase Member or any Affiliate or Family Member thereof will be subject to purchase by the Company and Sponsor pursuant to the terms and conditions set forth in this Section 6.10 (the "**Separation/Breach Purchase Option**"); *provided* that, with respect to A-1 Units held by Jesse Devone Consulting LLC as of the Effective Date, the Separation/Breach Purchase Option shall not apply to such A-1 Units.

(ii) Bankruptcy or Insolvency/Other Transfer by Operation of Law. If, as a result of or in connection with the Bankruptcy of a Repurchase Member, a court ordered sale or other Transfer of all or any part of such Repurchase Member's Units is required or if a Repurchase Member otherwise has information that would reasonably lead such Repurchase Member to believe that such Repurchase Member may be required to Transfer all or any portion of such Repurchase Member's Units by operation of law, including a Transfer in satisfaction of a claim or judgment against, or any debt of, such Repurchase Member (a "**Bankruptcy Event**" and each of a Separation/Breach and a Bankruptcy Event, a "**Repurchase Triggering Event**"), then such Repurchase Member and/or the proposed transferee thereof will automatically be deemed to have made an offer to sell to Sponsor and the Company the number of Units then owned by such Repurchase Member that are subject to such Transfer pursuant to the terms and conditions set forth in this Section 6.10 (the "**Insolvency Purchase Option**" and each of the Separation/Breach Purchase Option and the Insolvency Purchase Option, a "**Repurchase Option**") and shall provide written notice to the Company thereof within five days after the occurrence of a Bankruptcy Event setting forth the circumstances of such Bankruptcy Event, the number of Units subject to such Transfer, the name and address of the proposed transferee and a description of the possible Transfer.

(b) Repurchase Procedures.

(i) Procedures. Upon the occurrence of a Repurchase Triggering Event, the Company may elect to purchase all or any part of the Units subject to a Repurchase Option by delivery of written notice (the "**Repurchase Notice**") to such Repurchase Member at anytime after the occurrence of such Repurchase Triggering Event. The Repurchase Notice must set forth the portion of the Units to be acquired from such Repurchase Member and the corresponding Repurchase Price. If the Company so elects to exercise the

Repurchase Option, such Repurchase Member shall sell the portion of the Units owned by such Repurchase Member that the Company has elected to purchase, and the Repurchase Price, as applicable, must be paid to such Repurchase Member as hereinafter provided.

(ii)   Closing. Subject to Section 6.10(e), the closing of any purchase transaction pursuant to this Section 6.10 will take place on a date determined by the Company that will be on or before the latest to occur of: (A) the 30th Business Day after the date of delivery of the Repurchase Notice, (B) the 10th Business Day after the date that the Repurchase Price is determined, or (C) such other date as determined by the Company but in no event later than one year after the date of delivery of the Repurchase Notice (the "**Repurchase Option Closing**"). At the Repurchase Option Closing, subject to Section 6.10(e), the Company may, at its election, pay any or no portion of the Repurchase Price in cash to such Repurchase Member against delivery of an assignment of Units and such other documentation as the Company may reasonably request evidencing the Transfer of the Units being purchased by the Company, with the balance of the Repurchase Price paid via a Repurchase Note. Notwithstanding the foregoing, and subject to Section 6.10(e), the Company may and shall (if a cash payment it is prohibited by or would cause a default or event of default under the terms of any indenture or financing, loan, or similar agreement, note or other instrument to which the Company (or any of its Subsidiaries or Affiliates) is bound) pay the remainder of the Repurchase Price for such Units to such Repurchase Member in the form of an unsecured subordinated (to any indebtedness for borrowed money issued by the Company or any of its Subsidiaries) promissory note issued by the Company (a "**Repurchase Note**"). Such note will accrue interest at a rate equal to 4.0% per annum (computed on the basis of a year of 365 days and the actual days elapsed) (the "**Repurchase Interest Rate**"), require quarterly interest payments, and the entire principal balance thereof will be due on the first to occur of (i) the date that is five years after the date of initial purchase (if permitted by the obligations under the terms and conditions of any indebtedness for borrowed money incurred by the Company or any of its Subsidiaries, or, if not permitted, such later date as is permitted by such terms and conditions), (ii) the date of an Approved Sale, and (iii) the date of a Bankruptcy of the Company. Such note will be pre-payable at any time without penalty and will otherwise be in form and substance satisfactory to the Company and consistent with the terms set forth above.

(c)   Failure by Company to Purchase. In the event that the Company does not exercise its option to purchase all of the Units subject to a Repurchase Option (such option, as the case may be, the "**Company Purchase Option**") within 90 days after it has actual notice or knowledge of after the occurrence of such Repurchase Triggering Event, then the Company shall notify Sponsor of the number of the Units that the Company has not elected to purchase, and for a period of 90 days commencing upon delivery of such notice to Sponsor, Sponsor will have the option to purchase the remaining Units subject to the Company Purchase Option that the Company did not elect to purchase, on the same terms as applied to the Company in accordance with this Section 6.10 (the "**Sponsor Purchase Option**").

(d)   Repurchase Price. Upon exercise of any Company Purchase Option and/or Sponsor Purchase Option in connection with a Repurchase Triggering Event, the purchase price for any Units will be based on the Repurchase Fair Market Value of the Units being repurchased as determined by a duly qualified independent third party valuation firm or appraiser selected by the Board (the "**Repurchase Price**"). The "**Repurchase Fair Market Value**" will equal the Fair Market Value of the Units that are being repurchased as determined in accordance with Section 6.10(h) as of the date on which the Repurchase Notice was delivered to the Repurchase Member.

(e)   Lawful Purchase. In the event that a purchase of Units pursuant to this Section 6.10 will be prohibited by or would cause a default or event of default under the terms of any indenture or financing, loan or similar agreement, note or other instrument to which the Company (or any of its Subsidiaries or Affiliates) is bound, the Company shall so notify the Repurchase Member whose Units are subject to a repurchase pursuant to this Section 6.10 (or such Repurchase Member's personal representative, as the case may be), and thereafter the obligations of such Repurchase Member and the Company or Sponsor pursuant to this Section 6.10 (including all applicable time periods) will be suspended until such time as such prohibition first lapses or is waived and no such default or event of default would result from the purchase and sale of such Units; *provided*, *however*, that the

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purchase price to be paid by the Company or Sponsor, as the case may be, for such Units will accrue interest at a rate of the Repurchase Interest Rate (net of the amount of the fair market value, as determined in good faith by the Board, of all dividends and distributions, if any, made on such Units during such period), which interest (net of such amount) must likewise be paid when such prohibition first lapses or is waived and no such default or event of default would result.

(f)   <u>Assignment of Repurchase Rights</u>. The rights to repurchase any Units under any Company Purchase Option or Sponsor Purchase Option will be freely assignable by the Company or Sponsor, as the case may be, in its sole discretion.

(g)   <u>Termination</u>. The rights and obligations set forth in this <u>Section 6.10</u> will terminate immediately upon consummation of an Approved Sale.

(h)   <u>Fair Market Value</u>. The "**Fair Market Value**" of any assets or Units to be valued under this Agreement will be determined in accordance with this <u>Section 6.10</u>. The Fair Market Value of any asset constituting cash or cash equivalents will be equal to the amount of such cash or cash equivalents. The Fair Market Value of any asset constituting publicly traded securities will be the average, over a period of 21 days consisting of the date of valuation and the 20 consecutive Business Days prior to that date, of the closing prices of the sales of such securities on the primary securities exchange on which such securities may at that time be listed, or, if there have been no sales on such exchange on any day, the average of the highest bid and lowest asked prices on such exchanges at the end of such day, or, if on any day such securities are not so listed, the average of the representative bid and asked prices quoted in the Nasdaq System as of 4:00 P.M., New York time, or, if on any day such securities are not quoted in the Nasdaq System, the average of the highest bid and lowest asked prices on such day in the domestic over the counter market as reported by the National Quotation Bureau Incorporated, or any similar successor organization. Subject to <u>Section 6.10(d)</u>, the Fair Market Value of Units or any assets other than cash, cash equivalents, or publicly traded securities will be the fair value of such assets, as determined in good faith by the Board (or, if applicable, the liquidators), which determination must take into account any factors that they deem relevant, including the application of the priority of distributions described in this Agreement.

(i)   <u>Repurchase Member Notification Obligations</u>. Each Repurchase Member hereby agrees to, prior to engagement therein, provide the Company with written notice that such Repurchase Member intends to become engaged in any manner, whether as an employee, consultant, director, owner, member, manager, agent, broker or otherwise, in any arrangement or business with any competitor of the Company or any Subsidiary, which prior notice will state with reasonable particularity the entity with which such Repurchase Member intends to become engaged and the capacity in which such Repurchase Member will be engaged by such entity.

ARTICLE VII DISTRIBUTIONS TO THE MEMBERS

7.1   **Tax Distributions.** Subject to the limitations in <u>Sections 5.2(b)(xxii)</u> and <u>7.5</u>, the Board shall, in its sole discretion, cause the Company to distribute to each Member in quarterly installments to be paid no later than five days before the due dates for estimated income taxes payable by an individual (with an additional payment, if necessary based on actual taxable income, to be paid by April 10th following the close of each fiscal year) in an amount equal to the excess, if any, of (i) the product of (A) the Applicable Rate multiplied by (B) the amount of the Company's net taxable income (if any) estimated by the Board to be allocable to such Member from the beginning of the fiscal year through the end of the applicable calendar quarter (excluding any taxable income attributable to a Code § 704(c) adjustment or allocation and excluding any income or gain arising from the sale of substantially all of the assets of the Company and/or arising from the dissolution or liquidation of the Company) over (ii) the total distributions pursuant to <u>Sections 7.2</u> and <u>7.3</u> or distributions pursuant to this <u>Section 7.1</u> previously or contemporaneously made to such Member for such fiscal year; provided, that no distributions shall be made to a Member under this <u>Section 7.1</u> except to the extent the cumulative taxable income allocated to the Member to date exceeds the cumulative tax losses previously allocated to the Member, and *provided*, *further* that the aggregate amount distributable to the Members under this <u>Section 7.1</u> for any period will not exceed the

Company's Available Cash as of the end of the period, and any reduction due to the limit of Available Cash will be applied on a *pro rata* basis in accordance with the relative shares of the aggregate amount that would otherwise be distributable at that time under this Section 7.1. All distributions to Members pursuant to this Section 7.1 (each, a "**Tax Distribution**") that result from a Member's allocations of taxable income arising from a Member's entitlement to distributions under Sections 7.2(a)(ii) and (iii) will be treated as nonrecourse advances against distributions otherwise payable to the Members under Sections 7.2(a)(ii) and (iii), as applicable. The amount of Tax Distributions to be made to the Members shall be reduced by the amounts withheld pursuant to Section 7.7. No Tax Distributions will be required for the first three calendar quarters after the Effective Date, and for the avoidance of doubt if the Board, based upon reasonable projections or reasonable Available Cash after taking in to account tax distributions, determines that the Company will not have taxable income for the year, quarterly taxable distributions will not be required.

7.2   **Non-Liquidating Distributions**.

(a)   Except as provided in Section 7.1, 7.3, or 12.3, the Board will have the sole and absolute discretion to determine whether the Company will make any distributions to the Members, and if so, the timing, amount and form (cash or property; *provided* that all Members will receive the same form of distribution) of any distributions to the Members. At any time prior to a Liquidation Event and subject to Board approval and Laws, the Board may cause the Company to make distributions of Available Cash in such aggregate amounts as the Board may determine to the Members as follows in the following order of priority:

(i)   First, to each of the Class A-1 Members ratably in accordance with their Undistributed Class A-1 Preference Capital amounts, if any, until such Class A-1 Member's Undistributed Class A-1 Preference Capital is reduced to zero; and

(ii)   Thereafter, to the Members in accordance with their relative Sharing Ratios with respect to their Class A Units.

7.3   **Liquidating Distributions**. All distributions made in connection with a Recap Event or Sale Event, including the sale or exchange of all or substantially all of the Company's assets, and all distributions made in connection with the liquidation of the Company (each, a "**Liquidation Event**") after payment of all debts and liabilities of the Company including all expenses of the Company in accordance with Section 12.3(b) and all sale-related expenses, and after setting aside appropriate Company reserves for post-closing contingent liabilities as determined by the Board in its sole discretion, will be made to the Members, promptly following the Liquidation Event, in the amounts and the form (cash or property; *provided* that all Members will receive the same form of distribution), as determined by the Board in its sole discretion, in accordance with Section 7.2. No Member will be entitled to retain any distribution made in error and must immediately return any such amounts upon discovery or demand of the Board or Sponsor.

7.4   **Distributions in Kind.** During the existence of the Company, no Member will be entitled or required to receive as distributions from the Company any Company asset other than money. In-kind distributions of assets in connection with the dissolution and winding up of the Company will be governed by Article XII.

7.5   **General Limitation on Distributions.** Notwithstanding any provision in this Article VII to the contrary, the Company may not make a distribution to any Member if (a) there is insufficient Available Cash, as determined by the Board in its sole discretion; (b) such distribution would be prohibited under any agreement pursuant to which indebtedness of the Company or any of its Subsidiaries is issued to a senior lender, but only if at such time the Company or any of its Subsidiaries is in default under such agreement; (c) such distribution would be prohibited under Section 18-607 of the Act (Limitations on Distributions) or any successor provision or other applicable Law; or (d) the Company is unable at the time of the proposed distribution, or would be unable immediately following such proposed distribution, to pay its debts as they become due.

7.6   **Effect of Liquidation Event Distributions on a Transfer.** In the event of a Transfer of the Units, including the Transfers contemplated by Sections 11.3 and 11.4, the Members agree that the applicable purchase agreement must be drafted in a manner that, following payment of expenses and indebtedness of the Company and sale-related expenses of the Members approved by the Board, the price per class or series of Units sold in such transaction will be determined in a manner that gives economic effect to Section 7.3, by assuming that the proceeds paid by the purchaser of Units or capital stock were paid to the Company in exchange for the assets of the Company and distributed by the Company to the selling Members in accordance with the distribution priorities set forth in Section 7.3 (taking into account advances against such distribution priorities made pursuant to Sections 7.1 and 7.7).

7.7   **Withholding.** Each Member hereby authorizes the Company, at its sole discretion or as required by applicable Law, to withhold from or pay on behalf of or with respect to such Member any amount of federal, state, local or foreign taxes that the Company is required to withhold or pay with respect to any amount distributable or allocable to such Member pursuant to this Agreement, including any taxes required to be withheld or paid by the Company pursuant to Code § 1446 or any other applicable sections of the Code. Amounts withheld or offset from or on behalf of or with respect to a Member pursuant to this Section 7.7 or Section 14.15 will be treated as advances against distributions otherwise payable to such Member under Sections 7.2 and 7.3.

ARTICLE VIII ALLOCATION OF PROFITS AND LOSSES

8.1   **In General**.

(a)   This Article VIII provides for the allocation among the Members of Profit and Loss for purposes of crediting and debiting the Capital Accounts of the Members. Article IX provides for the allocation among the Members of taxable income and tax losses.

(b)   Except as provided in Sections 8.2, all Profits and Losses and, to the extent necessary, individual items of income, gain, loss or deduction, of the Company shall be allocated among the Members in a manner such that, after giving effect to the special allocations set forth in Sections 8.2 and 8.3 or elsewhere in this Agreement, the Capital Account of each Member, immediately after making such allocation, is, as nearly as possible, equal (proportionately) to (i) the distributions that would be made to such Member pursuant to Section 7.3 if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Carrying Value, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the Carrying Value of the assets securing such liability), and the net assets of the Company were distributed in accordance with Section 7.3 (taking into account amounts treated as advances under Section 7.1) to the Members immediately after making such allocation, minus (ii) such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets. Notwithstanding the foregoing, the Board may make such allocations as it deems reasonably necessary to give economic effect to the provisions of this Agreement taking into account such facts and circumstances as the Board deems reasonably necessary for this purpose.

8.2   **Regulatory Allocations and Other Allocation Rules**. Notwithstanding Sections 8.1 and 8.3:

(a)   _Loss Limitation_. The Losses allocated pursuant to Section 8.1 may not exceed the maximum amount of Losses that can be so allocated without causing such Member to have an Adjusted Capital Account Deficit at the end of any fiscal year. In the event some but not all of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of Losses pursuant to Section 8.1, the limitation set forth in this Section 8.2(a) will be applied on a Member by Member basis so as to allocate the maximum permissible Losses to each Member under Treasury Regulations § 1.704-1(b)(2)(ii)(d). All Losses in excess of the limitations set forth in this Section 8.2(a) must be allocated to the Members in proportion to their Sharing Ratios. This Section 8.2(a) will be interpreted consistently with the loss limitation provisions of Treasury Regulations § 1.704-1(b)(2)(ii)(d).

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(b)   <u>Minimum Gain Chargeback</u>. Except as otherwise provided in Treasury Regulations § 1.704-2(f), if there is a net decrease in partnership minimum gain (as defined in Treasury Regulations §§ 1.704-2(b)(2) and 1.704-2(d)(1)) during any fiscal year, each Member will be specially allocated items of Company income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount and in the manner required by Treasury Regulations §§ 1.704-2(f) and 1.704-2(j)(2). This <u>Section 8.2(b)</u> will be interpreted consistently with the "minimum gain" provisions of Treasury Regulations § 1.704-2 related to nonrecourse liabilities (as defined in Treasury Regulations § 1.704-2(b)(3)).

(c)   <u>Member Minimum Gain Chargeback</u>. Except as otherwise provided in Treasury Regulation § 1.704-2(i)(4), if there is a net decrease in partner nonrecourse debt minimum gain (as defined in Treasury Regulations §§ 1.704-2(i)(2) and 1.704-2(i)(3)) attributable to partner nonrecourse debt (as defined in Treasury Regulations § 1.704-2(b)(4)) during any fiscal year, each Member who has a share of the partner nonrecourse debt minimum gain attributable to such Member's partner nonrecourse debt, determined in accordance with Treasury Regulations § 1.704-2(i)(5.1), will be specially allocated items of Company income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount and in the manner required by Treasury Regulations §§ 1.704-2(i)(4) and 1.704-2(j)(2). This <u>Section 8.2(c)</u> will be interpreted consistently with the "minimum gain" provisions of Treasury Regulations § 1.704-2 related to partner nonrecourse liabilities (as defined in Treasury Regulations § 1.704-2(b)(4)).

(d)   <u>Qualified Income Offset</u>. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations §§ 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5.1) or 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain will be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit, if any, of such Member as quickly as possible. This <u>Section 8.2(d)</u> will be interpreted consistently with the "qualified income offset" provisions of Treasury Regulations § 1.704-1(b)(2)(ii)(d).

(e)   <u>Nonrecourse Deductions</u>. Any non-recourse deduction (as defined in Treasury Regulations § 1.704-2(b)(1)) for any fiscal year will be allocated to the Members in proportion to their respective Sharing Ratios.

(f)   <u>Member Nonrecourse Deductions</u>. Any partner nonrecourse deductions (as defined in Treasury Regulations §§ 1.704-2(i)(1) and 1.704-2(i)(2)) for any fiscal year will be specially allocated to the Member who bears the economic risk of loss with respect to the partner nonrecourse debt (as defined in Treasury Regulations § 1.704-2(b)(4)) to which such Member nonrecourse deductions are attributable in accordance with Treasury Regulations § 1.704-2(i)(1).

(g)   <u>Section 754 Adjustments</u>. To the extent an adjustment to the adjusted tax basis of any Company asset is required pursuant to Code § 732(d), Code § 734(b) or Code § 743(b), the Capital Accounts of the Members will be adjusted pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(m).

8.3   <u>Other Allocation Rules</u>.

(a)   Profits, Losses, and any other items allocable to any period will be determined on a daily, monthly, or other basis, as determined by the Board using any permissible method under Code § 706 and the Regulations thereunder.

(b)   Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Treasury Regulations § 1.752-(a)(3), the Members' interests in Profits will be their Sharing Ratios.

(c)   To the extent permitted by Treasury Regulations § 1.704-2(h)(3), the Company shall treat distributions of Available Cash as having been made from the proceeds of a nonrecourse liability (as defined in

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Treasury Regulations § 1.704-2(b)(3)) or a partner nonrecourse debt (as defined in Treasury Regulations § 1.704-2(b)(4)) only to the extent that such distributions would not cause or increase an Adjusted Capital Account Deficit for any Member.

(d)   The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and will be interpreted and applied in a manner consistent with such regulations. Sections 8.1(b) may be amended at any time by the Board if necessary, in the opinion of tax counsel to the Company, to comply with such regulations, so long as any such amendment does not materially change the relative economic interests of the Members.

8.4   Intent of Allocations. The Parties intend that the foregoing allocation provisions of this Article VIII will produce final Capital Account balances of the Members so that liquidating distributions that are made in accordance with Section 7.3 (after unpaid loans and interest thereon, including those owed to Members have been paid) will equal the Members' final Capital Account balances immediately prior to the liquidating distributions. To the extent that the allocation provisions of this Article VIII would fail to produce such final Capital Account balances, (i) such provisions may be amended by the Board if and to the extent necessary to produce such result, and (ii) Profits and Losses of the Company for the current year and prior open years (or items of gross income and deduction of the Company for such years) must be reallocated by the Board among the Members to the extent it is not possible to achieve such result with allocations of items of income (including gross income) and deduction for the current year and future years, as approved by the Board. This Section 8.4 will control notwithstanding any reallocation or adjustment of Profits and Losses or items thereof by the Internal Revenue Service or any other taxing authority. The Board has and will have the power to amend this Agreement without the consent of the other Members, as it reasonably considers advisable, to make the allocations and adjustments described in this Section 8.4.

ARTICLE IX ALLOCATION OF TAXABLE INCOME AND TAX LOSSES

9.1   Allocation of Taxable Income and Tax Losses. Except as provided in Sections 9.2 and 9.3, each item of income, gain, loss and deduction of the Company for federal income tax purposes must be allocated among the Members in the same manner as such item is allocated for book purposes under Article VIII.

9.2   Allocation of Section 704(c) Items. The Members recognize that with respect to property contributed to the Company by a Member and with respect to property revalued in accordance with Treasury Regulations § 1.704-1(b)(2)(iv)(f) (referred to as "**Adjusted Properties**"), there will be a difference between the agreed values or Carrying Values, as the case may be, of such property at the time of contribution or revaluation, as the case may be, and the adjusted tax basis of such property at that time. All items of tax depreciation, cost recovery, depletion, amortization and gain or loss with respect to such contributed properties and Adjusted Properties will be allocated among the Members to take into account the book tax disparities with respect to such properties in accordance with the provisions of Code §§ 704(b) and 704(c) using any permissible method determined by the Board.

9.3   Integration with Section 754 Election. All items of income, gain, loss, deduction and credits recognized by the Company for federal income tax purposes and allocated to the Members in accordance with the provisions of this Agreement and all basis allocations to the Members must be determined without regard to any election under Code § 754 that may be made by the Company; *provided, however*, such allocations, once made, must be adjusted as necessary or appropriate to take into account the adjustments permitted by Code §§ 734 and 743.

9.4   Allocation of Tax Credits. The tax credits, if any, with respect to the Company's property or operations must be allocated among the Members in accordance with Treasury Regulations § 1.704-1 (b)(4)(ii).

ARTICLE X ACCOUNTING AND REPORTING

10.1 **Books; Fiscal Year.** The Company shall maintain complete and accurate books of account of the Company's affairs at the principal office of the Company. Subject to the requirements of Law, the fiscal year of the Company will end on December 31 of each year, unless otherwise determined by the Board.

10.2 **Capital Accounts**.

(a) The Company shall maintain a separate capital account for each Member and such other Member accounts as may be necessary or desirable to comply with the requirements of Law ("**Capital Accounts**"). Each Member's Capital Account will be maintained in accordance with the provisions of Treasury Regulations § 1.704 1(b)(2)(iv).

(b) Consistent with and as permitted in the provisions of Treasury Regulations § 1.704-1(b)(2)(iv)(f), the Capital Accounts of all Members and the Carrying Values of all Company properties may be adjusted upwards or downwards to reflect any unrealized gain or unrealized loss with respect to such Company property (as if such unrealized gain or unrealized loss had been recognized upon an actual sale of such property for the amount of its fair market value, as determined by the Board in its sole discretion, immediately prior to the event giving rise to revaluation under this Section 10.2(b), and had been allocated among the Members pursuant to Article VIII). In determining such unrealized gain or unrealized loss, the fair market value of Company properties as of the date of determination will be determined by the Board.

(c) A transferee of a Company interest will succeed to the Capital Account attributable to the Company interest Transferred.

10.3 **Transfers During Year.** In order to avoid an interim closing of the Company's books, the allocation of Profits and Losses under Article VIII between a Member who Transfers part or all of its interest in the Company during the Company's accounting year and such Member's transferee, or to a Member whose Sharing Ratio varies during the course of the Company's accounting year, may be determined pursuant to any method chosen by the Board; *provided, however,* that any Profit or Loss attributable to extraordinary items related to the sale of Company property will be allocated to the owner of the interest in the Company at the time the Profit or Loss attributable to the extraordinary item was realized.

10.4 **Reports.** The Company shall deliver to the Members the following financial statements and reports at the times indicated below:

(a) as soon as reasonably practicable after the end of each fiscal year of the Company, annual consolidated financial statements of the Company, prepared in accordance with GAAP; and

(b) The Board shall cause the Company to provide to the Members such other reports, audits, financial statements and tax returns as the Board may determine.

The Company shall furnish to each Member such information with respect to the Company (including a schedule setting forth such Member's distributive share of the Company's income, gain, loss, deduction and credit as determined for federal tax income purposes (or a reasonable estimate thereof) and any K-1 tax information (or a reasonable estimate thereof) as soon as reasonably practicable after the end of each fiscal year of the Company) as is necessary to enable such Member to prepare such Member's federal, state and local income tax returns.

10.5 **Classification as a Partnership.** For so long as the Company has more than one Member, the Company will be taxable as a partnership for federal income tax purposes pursuant to Treasury Regulations Section 301.7701-3(b)(1)(i). During such time, neither the Company nor any Member shall take any action that would result in the Company being taxed as other than a "partnership" for federal income tax purposes, including electing to be taxed as other than a "partnership" by filing Form 8832, "Entity Classification Election" without the prior written consent of a Class A-1 Member Majority.

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ARTICLE XI TRANSFER OF MEMBER'S INTEREST

11.1   Restrictions on Transfers and Liens. No Member may Transfer or create a Lien on all or any portion of its Units except as permitted by this Article XI. Any attempted Transfer of, or creation of a Lien on, any portion of Units not in accordance with the terms of this Article XI will be null and void *ab initio* and of no legal effect.

11.2   Permitted Transfers and Liens. Any Transfers and Liens permitted under this Section 11.2 will be subject to the other provisions of this Article XI. The following Transfers and Liens will be permitted:

(a)   A Member may Transfer (after complying with the requirements of Section 11.3, if applicable) or create a Lien on all or any portion of its Units with the prior written consent of the Board, *provided* that the transferee agrees in writing (in form and substance satisfactory to the Board) to be bound by the terms of this Agreement;

(b)   Sponsor may, without the consent of the Board or any Member, Transfer all or a portion of its Units, subject to complying with the requirements of Section 11.3, if applicable; *provided* that, notwithstanding anything to the contrary contained in this Agreement, Sponsor may, without the consent of the Board or any Member, Transfer an amount of its Units equal in the aggregate to up to 10% of the total Units issued and outstanding as of the Effective Date without complying with the requirements of Section 11.3;

(c)   Any Transfer that occurs by reason of or incident to the death of the transferor Member; and

(d)   Any Transfer contemplated by Section 11.4.

11.3   Sale Participation Rights.

(a)   If any Members (whether one or more of such Members, a "**Selling Group**") receives a bona fide written offer from a third party that is not a Related Party of a Member to purchase any of its Units in the Company, for cash, securities, or other consideration, and the Selling Group makes a determination to sell their Units in accordance with the offer, and the Board approves of such sale, or the consent of the Board is not required pursuant to Section 11.2(b) (an "**Approved Sale**"), then the Selling Group shall deliver written notice of such proposed sale to the other Members (the "**Tag Notice**"), which will include the material terms of such Approved Sale and shall attach the most recent drafts of any agreements or written offers from the Proposed Purchaser setting forth the terms of such sale or other disposition.

(b)   Within 10 Business Days following receipt of the Tag Notice, each Member receiving such Tag Notice shall notify the Selling Group and the Board in writing (the "**Tag Participation Notice**") if such Member elects to participate in such sale on a pro rata basis and on the same terms and conditions specified in the Tag Notice, provided that the proceeds from the Approved Sale must be allocated among the selling Members in the manner set forth in Section 11.3(c). If any Members receiving the Tag Notice do not so notify the Board within 10 Business Days of receipt of the Tag Notice, such Member will be deemed to have elected not to participate in the Approved Sale. Each Member timely electing to participate may elect to sell the percentage of the Units then owned by such participating Member as is equal to the percentage of the Units owned by the Selling Group that the Selling Group has determined to sell.

(c)   Any Approved Sale must be consummated within 90 days following the expiration of the 10 Business Day election period described in Section 11.3(b). The Board and the Selling Group shall keep the Board and the participating Members so electing advised regarding the timing of any such sale and shall provide them with the most recent drafts of the transaction documents. The participating Members will not be required to accept any material terms, conditions, agreements or undertakings in connection with any such sale other than those described in the Tag Notice; *provided, however,* that, notwithstanding anything to the contrary in this

Agreement or in the Tag Notice, any and all proceeds from such Approved Sale must be allocated among the participating Members in a manner consistent with, and that gives economic effect to, Sections 7.3 and 7.6 to the extent of the Units sold, as calculated and determined by the Board in its sole discretion.

       11.4   **Forced Sale Right**.

       (a)   If the Board and a Class A-1 Member Majority approves any Drag-Along Transaction, then any Class A-1 Member wishing to participate in such transaction (a "**Dragging Member**") may deliver a written notice (a "**Drag-Along Notice**") to the Dragged Member(s) setting forth the Units to be Transferred, the proposed purchase price or other consideration for such Units and the other material terms of the Transfer to the Proposed Purchaser, and attaching a copy of any agreements or written offers from the Proposed Purchaser setting forth the terms of such Drag-Along Transaction. After the receipt of a Drag-Along Notice, the Dragged Member(s) shall waive any dissenters rights, appraisal rights, or similar rights in connection with such Drag-Along Transaction, and will be obligated to Transfer its Units described in the Drag-Along Notice to the Proposed Purchaser of the Units upon the terms and conditions set forth in the Drag-Along Notice; *provided, however,* that, subject to the requirements of and differences created by Section 11.4(d), (i) the terms and conditions set forth in the Drag-Along Notice will apply to the Units to be Transferred by the Dragging Member, (ii) the proceeds from such sale must be allocated among all of the Members selling their Units in a manner consistent with, and that gives economic effect to, Sections 7.3 and 7.6, as calculated and determined by the Board in its sole discretion, and (iii) the closing of the sale or other disposition will occur within 180 days after the delivery of the Drag-Along Notice.

       (b)   The following provisions will be applied to any sale to which Section 11.4(a) applies. Each Dragged Member shall make commercially reasonable efforts to take or cause to be taken, if so requested by the Dragging Members, all such actions as may be necessary or reasonably desirable in order expeditiously to consummate the Drag-Along Transaction pursuant to Section 11.4, and any related transactions, including: executing, acknowledging, and delivering consents, assignments, waivers, and other documents or instruments; furnishing information and copies of documents; filing applications, reports, returns, filings and other documents or instruments with governmental authorities; and otherwise cooperating with the Dragging Member and the Proposed Purchaser. Without limiting the generality of the foregoing, each Dragged Member agrees to execute and deliver upon the request of the Dragging Member, such agreements containing the same terms and conditions applicable to each Dragged Member as may be reasonably specified by the Dragging Member, including agreements to (i) make individual representations, warranties, and covenants customary for a transaction of the type of such Drag-Along Transaction, including as to the unencumbered title to its Units and its power, authority, and legal right to Transfer such Units; and (ii) be severally (with all other selling Members, based on the Member's share of the proceeds received by such Member with respect to its Units) liable (whether by purchase price adjustment, indemnity payments, or otherwise) in respect of representations, warranties, covenants, and agreements in respect of the Company and the Subsidiaries, if any. Each Member shall enter into any indemnification or contribution or other agreement requested and entered into by the Dragging Member to ensure compliance with this Section 11.4(b). Each Member hereby irrevocably appoints the Dragging Member(s) as such Dragged Member's attorney-in-fact to implement the sale of such Member's Units in the event such Member is not available or refuses to cooperate in the Drag-Along Transaction in accordance with the terms of this Agreement.

       (c)   To the extent required by the Proposed Purchaser in connection with any Drag-Along Transaction, each Member (other than any Class A-1 Member) that is and any direct or indirect equity holder of a Member (other than any Class A-1 Member) that is (or, within the previous 12 months from the date of the Drag-Along Notice, was) an employee of the Company or any of its Subsidiaries agrees to enter into restrictive covenants, including not to compete with, or solicit customers, suppliers, or employees of, the business operated by the Company and its Subsidiaries, as requested by the Proposed Purchaser (but not to exceed five years), having terms substantially similar to, and not broader in scope and duration, than the restrictive covenants, including not to compete, contained in this Agreement.

(d)   To the extent that a Member fails to comply with any of the provisions of this Section 11.4 (a "**Breaching Holder**"), the Company or Sponsor will be entitled to withhold the proceeds to which such Breaching Holder is entitled in connection with such Drag-Along Transaction until the date on which such Breaching Holder has complied in full with the provisions of this Section 11.4.

(e)   Each Member shall bear such Member's pro rata share (based upon the aggregate consideration received by each Member in such Drag-Along Transaction) of the expenses incurred in connection with an Drag-Along Transaction to the extent such expenses are incurred for the benefit of all Members and are not otherwise paid by the Company or the acquiring party. For purposes of this Section 11.4, expenses incurred by Sponsor or the Company in exercising efforts to take all actions in connection with the consummation of the Drag-Along Transaction will be deemed to be for the benefit of all Members. Expenses incurred by any Member on such Member's own behalf will not be considered expenses of the transaction and will be the responsibility of such Member. Notwithstanding anything in this Agreement to the contrary in no event will any Member be required to indemnify any Person in an aggregate amount in excess of the net cash proceeds actually paid to and received by such Member in any Drag-Along Transaction, except in the case of fraud or intentional misrepresentation.

11.5   Redemption. The provisions of Section 11.3 and Section 11.4 will not apply to the redemption of Units by the Company.

11.6   Substitution of a Member.

(a)   No transferee (by conveyance, foreclosure, operation of law, or otherwise) of all or any portion of Units, including transferees who are permitted transferees pursuant to Section 11.2, will become a substituted Member without the consent of the Board, which consent may be withheld in the sole discretion of the Board. A transferee of Units who receives the requisite consent to become a Member will succeed to all of the rights and interest of its transferor in the Company, subject only to the requirements of Section 11.6(c). A transferee of a Member who does not receive the requisite consent to become a Member will not have any right to vote, will be entitled only to the distributions to which its transferor otherwise would have been entitled and will have no other right to participate in the management of the business and affairs of the Company or to become a Member. Notwithstanding the general nature of the first sentence of this Section 11.6(a), any transferee that receives any Units in a Transfer that is permitted under Section 11.2 will automatically, with no further action necessary by the Board or any Member, become a Member and succeed to all of the rights and interest of its transferor in the Company, subject only to the requirements of Section 11.6(c).

(b)   If a Member is dissolved, merged, or consolidated, its successor in interest shall have the same obligations and rights to profits or other compensation that such Member would have had if it had not been dissolved, merged, or consolidated, except that the representative or successor will not become a substituted Member without the consent of the Board, which consent may be withheld in the sole discretion of the Board. Such a successor in interest who receives the requisite consent to become a Member will succeed to all of the rights and interests of its predecessor. A successor in interest who does not receive the requisite consent to become a Member will not have any right to vote, will be entitled only to the distributions to which its predecessor otherwise would have been entitled and will have no right to participate in the management of the business and affairs of the Company or to become a Member.

(c)   No Transfer of any interest in the Company otherwise permitted under this Agreement will be effective for any purpose whatsoever until the transferee has assumed the transferor's obligations to the extent of the interest Transferred, and has agreed to be bound by all the terms and conditions of this Agreement, by written instrument, duly acknowledged, in form and substance reasonably satisfactory to the Board. Without limiting the foregoing, any transferee that has not become a substituted Member will nonetheless be bound by the provisions of this Article XI with respect to any subsequent Transfer. Upon admission of the transferee as a substituted Member, the transferor will have no further obligations under this Agreement with respect to that portion of its interest Transferred to the transferee; *provided, however,* that no Member or former Member will be released, either in whole or in part, from any liability of such Member to the Company pursuant to this Agreement or otherwise that has accrued through the date of such Transfer (whether as the result of a voluntary or involuntary Transfer) of all or part of such Member's interest in the Company unless the Board agrees to any such release.

11.7 **Conditions to Substitution.** As conditions to its admission as a Member, (a) any assignee, transferee or successor of a Member shall execute and deliver a joinder to this Agreement in the form of Exhibit C and such instruments, in form and substance satisfactory to the Board, as the Board may deem necessary, and (b) such assignee, transferee, or successor shall pay all reasonable expenses in connection with its admission as a substituted Member.

11.8 **Admission as a Member.** No Person will be admitted to the Company as a Member unless such Person executes and delivers a joinder to this Agreement and either (a) the Units or part thereof acquired by such Person have been registered under the Securities Act, and any applicable state securities Laws; or (b) the Board has received a favorable opinion of the transferor's legal counsel or of other legal counsel acceptable to the Board to the effect that the Transfer of the Units to such Person is exempt from registration under those Laws. The Board, however, may waive the requirements of this Section 11.8.

ARTICLE XII RESIGNATION, DISSOLUTION AND TERMINATION

12.1 **Resignation.** No Member will have any right to voluntarily resign from the Company. Notwithstanding the foregoing, a Member will be deemed to resign from the Company upon the Bankruptcy of such Member. When a transferee of all or any portion of a Member's Units becomes a substituted Member pursuant to Section 11.6, the transferring Member will cease to be a Member with respect to the portion of the Units so Transferred.

12.2 **Dissolution.** The Company will be dissolved upon the occurrence of any of the following:

(a) The consent of a Class A-1 Member Majority; or

(b) The sale of all or substantially all of the assets of the Company.

12.3 **Liquidation.** Upon dissolution of the Company, the Board shall appoint in writing one or more liquidators (who may be Members or Directors) who will have full authority to wind up the affairs of the Company and to make a final distribution as provided in this Agreement. The liquidator shall continue to operate the Company properties with all of the power and authority of the Board. The steps to be accomplished by the liquidator are as follows:

(a) As promptly as possible after dissolution and again after final liquidation, the liquidator shall cause a proper accounting to be made by the Company's independent accountants of the Company's assets, liabilities and operations through the last day of the month in which the dissolution occurs or the final liquidation is completed, as appropriate, including in such accounting the Profit or Loss resulting from the actual or deemed sale or distribution of the Company's properties, as provided in Section 10.2(b).

(b) The liquidator shall cause the Company to pay all of the debts and liabilities of the Company (including payments under phantom equity plans of the Company, if any) or otherwise make adequate provision therefor (including the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine). The liquidator shall then cause the Company to, by payment of cash or property (at the election of the liquidator, and, in the case of property, valued as of the date of termination of the Company at its fair market value by an appraiser selected by the liquidator), distribute to the Members such amounts as are required to distribute all remaining amounts to the Members in accordance with Section 7.3. For purposes of this Article XII, a distribution of an asset or an undivided interest in an asset in kind to a Member will be considered a distribution of an amount equal to the fair market value of such asset or undivided

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interest. Each Member will have the right to designate another Person to receive any property that otherwise would be distributed in kind to that Member pursuant to this Section 12.3.

(c)   Any real property distributed to the Members will be conveyed by special warranty deed and will be subject to the operating agreements and all Liens, contracts and commitments then in effect with respect to such property, which will be assumed by the Members receiving such real property.

(d)   Except as expressly provided in this Agreement, the liquidator shall comply with any applicable requirements of the Act and all other Laws pertaining to the winding up of the affairs of the Company and the final distribution of its assets. Liquidation of the Company must be completed within the time limits imposed by Treasury Regulations § 1.704-1(b)(2)(ii) and (g).

(e)   The distribution of cash or property to the Members in accordance with the provisions of this Section 12.3 will constitute a complete return to the Members of their respective Capital Contributions and Class A-1 Preference Capital and a complete distribution to the Members of their respective interests in the Company and all Company property. Notwithstanding any other provision of this Agreement, no Member will have any obligation to contribute to the Company, pay to any other Member or pay to any other Person any deficit balance in such Member's Capital Account.

12.4   Certificate of Cancellation. Upon the completion of the distribution of the Company's assets as provided in this Article XII, the Company will be terminated and the Person acting as liquidator shall file a certificate of cancellation and shall take such other actions as may be necessary to terminate the Company.

ARTICLE XIII NOTICES

13.1   Method of Notices. All notices required or permitted by this Agreement must be in writing and must be hand delivered or sent by registered or certified mail, or by electronic mail, and will be effective when personally delivered, or, if mailed, on the date set forth on the receipt of registered or certified mail, or if sent by electronic mail, when sent to the recipient's email address(es) at their respective addresses set forth on Exhibit A. Any Member may give notice from time to time changing its respective address for that purpose.

13.2   Computation of Time. In computing any period of time under this Agreement, the day of the act, event or default from which the designated period of time begins to run will not be included. The last day of the period so computed will be included, unless it is a Saturday, Sunday or legal holiday, in which event the period will run until the end of the next day that is not a Saturday, Sunday or legal holiday.

ARTICLE XIV GENERAL PROVISIONS

14.1   Amendment.

(a)   Except as otherwise provided in Section 8.4 and this Section 14.1, or any other provision in this Agreement expressly granting the Board the right to amend this Agreement, this Agreement may not be amended except by an instrument in writing signed by Members constituting a Class A-1 Member Majority; *provided, however,* that this Agreement may not be amended without the written consent of a Member if such amendment would adversely and disproportionately affect the rights and preferences of such Member as compared to the Class A-1 Members approving such amendment; *provided that* an issuance of Equity Securities (x) senior or junior in preference to all Class A Units or (y) permitted under this Agreement that grants owners of such Equity Securities rights to receive distributions under Section 7.1 similar to the rights of the Members on the Effective Date will be deemed to not adversely affect a Member's rights under Section 7.1).

(b)   Notwithstanding the foregoing, in addition to any amendments otherwise authorized in this Agreement, amendments may be made to this Agreement from time to time by an instrument in writing signed by an Executive Officer that has been approved by the Board in accordance with this Agreement, without the consent of any Member, to (i) cure in a reasonable fashion any ambiguity, correct or supplement any provision in

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this Agreement that may be inconsistent with any other provision in this Agreement, or to make any clarification to any other provision with respect to matters or questions arising under this Agreement that will not be inconsistent with the provisions of this Agreement; (ii) delete or add any provision of this Agreement required to be deleted or added by the Securities and Exchange Commission or other federal agency or by a state securities commission or similar agency or official, or to comply with any federal or state securities Laws; or (iii) reflect the addition or substitution of Members in accordance with this Agreement. Rights and preferences granted to Sponsor or other Class A-1 Members in their capacities as purchasers of Additional Equity Securities issued pursuant to Section 2.8, including voting rights, Board appointment rights, and any expansion of the number of Directors serving on the Board of the Company as a result of such issuance of Additional Equity Securities, will not be deemed to adversely and disproportionately affect the rights of the Class A-2 Members relative to the Class A-1 Members.

14.2   **Waiver.** Except as otherwise provided in this Agreement, rights under this Agreement may not be waived except by an instrument in writing signed by the Party sought to be charged with the waiver.

14.3   **Confidentiality.** Without the consent of the Board, each Member and Director will keep confidential and not use, reveal, provide, or transfer to any third party any Confidential Information it obtains or has obtained concerning the Company or an of its Subsidiaries, except (a) to the extent that disclosure to a third party is required by Law; (b) information that, at the time of disclosure, is generally available to the public (other than as a result of a breach of this Agreement or any other confidentiality agreement to which such Person is a party or of which it has knowledge), as evidenced by generally available documents or publications; (c) information that was in its possession prior to disclosure (as evidenced by appropriate written materials) and was not acquired directly or indirectly from the Company or any of its Subsidiaries; (d) to the extent disclosure is necessary or advisable, to its, the Company's, or any Company's Subsidiary's employees, consultants, or advisors for the purpose of carrying out their duties under this Agreement; (e) to banks or other financial institutions or agencies or any independent accountants or legal counsel or investment advisors employed by the Board, the Company, or any Member, to the extent disclosure is necessary or advisable to obtain financing for the Company or its Subsidiaries; (f) to the extent necessary, to third parties to enforce this Agreement; or (g) to a Member or Director; *provided, however*, that in each case of disclosure pursuant to clauses (d), (e), or (g), the Persons to whom disclosure is made agree to be bound by this confidentiality provision. The obligation of each Member and Director not to disclose Confidential Information except as provided in this Agreement will not be affected by the termination of this Agreement or the withdrawal or replacement of any Member or Director. Notwithstanding the foregoing or anything to the contrary in this Agreement, any Member or Director (and any employee, representative or agent of such Person) may disclose, as reasonably necessary, the tax treatment and tax structure of the transactions provided for by this Agreement, and all materials of any kind (including opinions or other tax analysis) that are provided to it relating to such tax treatment and tax structure, except that (1) tax treatment and tax structure will not include the identity of any past, existing, or future Member or Director, or any of their respective Affiliates, other than the disclosing party, and (2) this sentence will not permit disclosure to the extent that nondisclosure is necessary in order to comply with Laws, including federal and state privacy and securities Laws.

14.4   **Public Announcements.** Except as required by Law, no Member may make any press release or other public announcement or public disclosure relating to this Agreement, the subject matter of this Agreement or the activities of the Company without the consent of the Board.

14.5   **Governing Law.** This Agreement will be construed in accordance with and governed by the Laws of the State of Colorado, excluding its conflicts-of-laws rules.

14.6   **Arbitration.** Each Member, on its own behalf and on behalf of the Company, hereby agrees to submit all controversies, claims, and matters of difference arising under or relating to this Agreement or the Company to arbitration in accordance with the provisions and procedures set forth in Schedule 14.6. Without limiting the generality of the foregoing, the following will be considered controversies for this purpose: (i) all questions relating to the interpretation or breach of this Agreement; (ii) all questions relating to any representations, negotiations, and other proceedings leading to the execution of this Agreement, the formation of the Company, or the issuance of Units; and (iii) all questions as to whether the right to arbitrate any such question exists. Notwithstanding the foregoing, each Member and the Company will have the right to seek and obtain such temporary or preliminary injunctive relief from a court of competent jurisdiction to which it may be entitled pending a final determination by arbitration of the dispute to which such relief relates.

14.7   **Consequences Upon Divorce.** If a Member who is a natural person ever becomes legally divorced or be party to divorce proceedings, then in connection with the property settlement that occurs with respect to such divorce, the Member shall use reasonable best efforts to acquire from such Member's former spouse all of such spouse's interest, if any, in such Member's Units. Any spouse of a Member that acquires any Units or other interest in the Company by operation of law or otherwise in connection with a divorce or other property settlement in consideration of marriage or divorce, agrees to use reasonable best efforts to cooperate in the Transfer of such interest to such transferee's spouse or former spouse pursuant to this Section 14.7.

14.8   **Covenant to Obtain Spouse's Signature.** Each Member who is a natural person shall use best efforts to cause such Member's spouse to execute a spousal counterpart signature page to this Agreement in the form attached as Exhibit B. If a Member who is a natural person and who is not married as of the date such Person becomes a Member should ever marry (including under common law) or is married as of the date such Person becomes a Member and becomes divorced and then remarries (including under common law), as the case may be, during the term of this Agreement, then such Member covenants and agrees that such Member shall use reasonable best efforts to cause such Member's spouse to execute a spousal counterpart signature page to this Agreement in the form attached as Exhibit B. Any spouse of a Member that executes this Agreement is doing so solely to evidence such spouse's consent and agreement to take such actions as may be necessary or desired to comply with the applicable provisions of this Agreement.

14.9   **Entire Agreement.** This Agreement embodies the entire understanding and agreement among the Parties concerning the Company and supersedes any and all prior negotiations, understandings or agreements in regard thereto.

14.10   **References.** References to a Member, Director, or Executive Officer, including by use of a pronoun, will be deemed to include masculine, feminine, singular, plural, individuals, partnerships, or corporations where applicable. References in this Agreement to terms in the singular will include the plural and vice versa.

14.11   **U.S. Dollars.** References in this Agreement to "Dollars" or "$" will refer to U.S. dollars and all payments and all calculations of amount under this Agreement will be made in Dollars.

14.12   **Counterparts.** This Agreement may be executed and delivered in two or more counterparts, each of which when executed and delivered will be an original, and all of which when executed will constitute one and the same instrument. Counterparts may be delivered via electronic mail (including .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered will be deemed to be original signatures, valid and effective for all purposes. Any Party that delivers an executed counterpart signature page by electronic image scan transmission in .pdf will, upon the request of a Party, promptly thereafter deliver a manually executed counterpart signature page to such Party; *provided* that the failure to do so will not affect the validity, enforceability, or binding effect of this Agreement.

14.13   **Additional Documents; Intellectual Property Matters; No Avoidance.** The Parties covenant and agree to execute such additional documents and to perform additional acts as are or may become necessary or convenient to carry out the purposes of this Agreement. Each Member agrees (a) to cooperate with the Company and its Subsidiaries and counsel, to the extent reasonably requested, in the registration, issuance, protection, perfection, contest, or defense of the intellectual property of the Company or its Subsidiaries and (b) to make reasonably available their personnel, to provide any testimony and access to their books and records in connection with, and to provide the Company and its Subsidiaries with such other assistance as the Company may reasonably request, in each case at the sole expense of the Company (except as results from a breach of this Agreement), for the purpose of protecting the intellectual property of the Company. Each Member agrees that such Member will not, through reorganization, consolidation, merger, dissolution, or sale or other transfer of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations, or conditions to be observed or performed in this Agreement by such Member.

14.14   No Third Party Beneficiaries.   This Agreement is for the sole benefit of the Parties and the Directors, and, except as expressly set forth in this Agreement, no other Person is intended to be a beneficiary of this Agreement or will have any rights under this Agreement.

14.15   Offset.   Whenever the Company is to pay any sum to any Member or other holder of Units, any amounts that such Member or other holder owes to the Company or any of its Subsidiaries under this Agreement or any other Agreement between such Member and the Company or its Affiliates may be deducted and withheld from that sum before payment and retained by the Company if either (a) the Company and such Member or holder reach a written agreement with respect to the payment of the offset amounts, or (b) there has been the entry of a final, non-appealable order by a court of competent jurisdiction that resolves any dispute between the Company and such Member or holder with respect to such offset amount.

14.16   Counsel to Sponsor.   Counsel to Sponsor may also be counsel to the Board, the Company or its Subsidiaries and their respective Related Parties. The Board may execute on behalf of the Company and the Members any consent to the representation of the Board, the Company or its Subsidiaries and their respective Related Parties that counsel may request pursuant to the Colorado Rules of Professional Conduct or similar rules in any other jurisdiction ("**Rules**"). As of the date of this Agreement, the Company has selected Bryan Cave Leighton Paisner LLP ("**Company Counsel**") as legal counsel to the Company. Each Member acknowledges that Company Counsel does not represent any Member in its capacity as a Member in the absence of a clear and explicit written agreement to such effect between the Member and Company Counsel (and then only to such extent as set forth in the such agreement), and that in the absence of any such agreement Company Counsel will owe no duties directly to a Member. In the event any dispute or controversy arises between any Member and the Company, or between any Member or the Company, on the one hand, and Sponsor or any Related Party of Sponsor that Company Counsel represents, on the other hand, then each Member agrees that Company Counsel may represent Sponsor or any Related Party of Sponsor (and in the case where the dispute is between any Member, on the one hand, and Sponsor, any Related Party Sponsor, or the Company, on the other hand, Company Counsel may represent both the Company and Sponsor or its Related Parties) in any such dispute or controversy to the extent permitted by the Rules, and each Member hereby consents to such representation. Each Member, other than Sponsor, further acknowledges that, whether or not Company Counsel has in the past represented or is currently representing such Member with respect to other matters, Company Counsel has not represented the interests of such Member in the preparation and negotiation of this Agreement. Notwithstanding the provisions of Section 14.9 (Entire Agreement), this Section 14.16 will be treated as a supplement to, and not a substitution or replacement for, any other waiver, consent or agreement provided to the Company Counsel by any Person.

14.17   Look Through Provisions.   In order to induce the Sponsor to enter into this Agreement, each Member (other than the Sponsor) hereby agrees that:

       (a)   Certain Obligations.

       (i)   At all times, if a Member's equityholders do or would qualify as "Repurchase Members" if they held Units directly, such Member will be considered a "Repurchase Member" and such Member's equityholders ("**Look Through Members**") will agree to be subject to the obligations of the Members in this Agreement, directly and via substantially similar covenants (the "**Look Through Member Covenants**") in such Look Through Member's shareholders agreement, operating agreement, or other governing document(s) (each a "**Look Through Member Governing Agreement**"), including the restrictive covenants set forth in Sections 6.8 and 14.3, the repurchase rights set forth in Section 6.10, as well as the restrictions on transfer set forth in Article XI as if such Look Through Members were Members, and each such Look Through Member will sign

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a limited joinder to this Agreement acknowledging the applicability of such restrictions and obligations and recognizing the Company as an express third-party beneficiary of the applicable Look Through Member Governing Agreement and such obligations;

(ii)   Each Look Through Member Governing Agreement will name the Company as an express third-party beneficiary of such Look Through Member Governing Agreement and provide the Company the explicit right to enforce the provisions benefiting the Company therein; and

(iii)   Each Look Through Member Governing Agreement and any other applicable corporate document of a Look Through Member will expressly provide for the Look Through Repurchase Rights set forth in this <u>Section 14.17</u> to be effectuated, including requiring each Look Through Member to provide their proxy to an equityholder of the applicable Repurchase Member approved by the Board for the limited purposes set forth in this <u>Section 14.17</u>.

(b)   <u>Repurchase</u>. In the event that (i) a Look Through Member violates any of the Look Through Member Covenants or (ii) the employment, consulting arrangement, or other provision of services by the Company or any of its Subsidiaries ceases for any reason of an Look Through Member, the Company will have the right, but not the obligation, to repurchase the *pro rata* portion of the Units held by the applicable Look Through Member at such time equivalent to such Look Through Member's *pro rata* ownership in the applicable Repurchase Member (the "**Look Through Repurchase Right**").

(c)   <u>Use of Repurchase Proceeds</u>. In the event that the Company chooses to exercise its Look Through Repurchase Right in respect to an Look Through Member, then such Repurchase Member must use the consideration payable to such Repurchase Member for such Units to repurchase all of the equity of such Repurchase Member held by such Look Through Member. The amount of such consideration will be equal to the Fair Market Value of the Units to be repurchased.

(d)   <u>Application of Repurchase Proceeds</u>. Other than as set forth above in this <u>Section 14.17</u>, the Look Through Repurchase Right will be exercised in accordance the procedures set forth for in <u>Section 6.10</u> for the exercise of the Look Through Repurchase Right by the Company.

(e)   <u>Classification as a Repurchase Member</u>. Each Look Through Member will be obligated to comply with the provisions of <u>Section 6.10(i)</u> as if such Look Through Member were a Repurchase Member.

(f)   <u>Non-Avoidance</u>. The provisions of this <u>Section 14.17</u>, and the relevant provisions of each Look Through Member Governing Agreement and any other applicable corporate document that effectuate the Look Through Repurchase Rights, will remain in effect and will not be amended or otherwise revised without the express written consent of Sponsor.

[Signatures on next page]

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The Parties have executed this Limited Liability Company Agreement to be effective as of the Effective Date.

MEMBERS:

DocuSigned by:

Shane Austin Cramsey
—207D9D9A015642F...
Greenlight Company Holdings LLC

9/8/2021

DocuSigned by:

Jesse Devone Woods
—5C1A0C6C4D3C429...
Jesse Devone Consulting LLC

9/9/2021

[Signature Page to Limited Liability Company Agreement of Take Shots LLC]

Exhibit A

MEMBERS' NAMES, ADDRESSES, PREFERENCE CAPITAL, SHARING RATIOS, AND UNITS AS OF SEPTEMBER 8, 2021

(This schedule will be maintained on an aggregate basis by the Company but distributed on an individualized basis. Capitalized terms used in this Agreement will have the respective meanings ascribed to them in the Limited Liability Company Agreement of Take Shots LLC, dated September 8, 2021)

Member	Units	Preference Capital	Sharing Ratio
Greenlight Company Holdings LLC 9474 E. Winding Hill Ave Lone Tree CO 80124 shane.greenlightholdings@gmail.com	85,000 Class A-1 Units	$120,000.00	85.00%
Jesse Devone Consulting LLC 12690 E. Kentucky Ave Aurora CO 80012 jesse@hhequipment.co	7,500 Class A-1 Units 7,500 Class A-2 Units	$0.00	15.00%

Exhibit A

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Exhibit B

Spousal Signature Page

I acknowledge that I have read the Limited Liability Company Agreement (as the same may be amended or modified from time to time, the "**Agreement**") of Take Shots LLC, a Colorado limited liability company (the "**Company**"), dated as of September 8, 2021, that I know its contents, that I consent thereto and that I agree to be bound by its terms. I am aware that by its terms, among other things, that I may be obligated to transfer any interest I may now own or acquire in the Company pursuant to the terms of the Agreement upon the occurrence of certain events, and that my spouse may transfer and may be obligated to transfer his or her interest in the Company, including any interest I may own or acquire therein (if any) upon the occurrence of certain events. I also am aware that transfers may be restricted under the Agreement. I hereby consent to any such transfers and to all such restrictions, and I hereby approve and agree to comply in full with, all of the provisions of the Agreement, to the extent they apply to me.

Signature: _____

Name: _____

Date: _____

<u>**Exhibit C**</u>

JOINDER TO AMENDED AND RESTATED
<u>LIMITED LIABILITY COMPANY AGREEMENT</u>

This Joinder (this "**<u>Joinder</u>**") is made as of the date written below by the undersigned (the "**<u>Joining Party</u>**") in favor of and for the benefit of Take Shots LLC, a Colorado limited liability company, and the other parties to the Limited Liability Company Agreement, dated as of September 8, 2021 (as may be amended, the "**<u>LLC</u>** **<u>Agreement</u>**"). Capitalized terms used but not defined in this Joinder will have the meanings given such terms in the LLC Agreement.

The Joining Party hereby acknowledges, agrees and confirms that, by the Joining Party's execution of this Joinder, the Joining Party will be deemed to be a party to the LLC Agreement and will have all of the obligations under the LLC Agreement as a Member as if he, she or it had executed the LLC Agreement. The Joining Party hereby ratifies, as of the date of this Joinder, and agrees to be bound by, all of the terms, provisions and conditions contained in the LLC Agreement.

The Joining Party acknowledges that all expectations and future projections contained in any presentation or other materials provided to the Joining Party are estimates and for illustrative purposes only. No guarantee can be given that future projections can or will be attained.

The undersigned has executed this Joinder as of the date written below.

Signature: _____

Name: _____

Date: _____

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Schedule 5.1(b)

Current Directors

Shane Cramsey

Schedule 5.7(a)

Current Executive Officers

Shane Cramsey – President

Jesse Woods – Vice President

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Schedule 14.6

Arbitration

1. **Initiation of Arbitration and Selection of Arbitrators.** The party desiring arbitration shall so notify the other party, identifying in reasonable detail the matters to be arbitrated and the relief sought. Arbitration under this Agreement will be before a three-person panel of neutral arbitrators pursuant to the Commercial Arbitration Rules of the American Arbitration Association (the "**AAA**"). The AAA shall submit a list of potential arbitrators and the parties shall select three arbitrators in the manner established by the AAA. In the event that any party fails to select arbitrators as required above, the AAA shall select such arbitrators. The arbitrators will be entitled to a fee commensurate with their fees for professional services requiring similar time and effort.

2. **Arbitration Procedures.** All matters arbitrated under this Agreement will be arbitrated in Denver, Colorado, pursuant to the substantive Laws of the State of Colorado, and will be conducted in accordance with the Commercial Arbitration Rules of the AAA, except to the extent such Rules conflict with the express provisions of this Schedule 14.6 (which will prevail in the event of such conflict). The arbitrators shall conduct a hearing no later than 90 days after submission of the matter to arbitration, and a decision will be rendered by the arbitrators within 15 days of the hearing. The arbitrators shall permit discovery to the extent they believe, in their discretion, that discovery is necessary. At the hearing, the parties shall present such evidence and witnesses as they may choose, with or without counsel. Adherence to formal rules of evidence will not be required but the arbitration panel shall consider any evidence and testimony that it determines to be relevant, in accordance with procedures that it determines to be appropriate. Any award entered in an arbitration will be made by a written opinion stating the reasons for the award made.

3. **Enforcement.** This submission and agreement to arbitrate will be specifically enforceable. Arbitration may proceed in the absence of any party if notice of the proceedings has been given to such party. The parties agree to abide by all awards rendered in such proceedings. Such awards will be final and binding on all parties to the extent and in the manner provided by Colorado law. All awards may be filed with the clerk of one or more courts, state, federal or foreign, having jurisdiction over the party against whom such award is rendered or its property, as a basis of judgment and of the issuance of execution for its collection. No party will be considered in default under this Agreement during the pendency of arbitration proceedings specifically relating to such default.

4. **Fees and Costs.** The arbitrators' fees and other costs of the arbitration and the reasonable attorney fees, expert witness fees and costs of the prevailing party will be borne by the non-prevailing party. In its written opinion, the arbitration panel shall, after comparing the respective positions asserted in the arbitration claim and answer thereto, declare as the prevailing party the party whose position was closest to the arbitration award (not necessarily the party in favor of which the award on the arbitration claim is rendered) and declare the other party to be the non-prevailing party. The arbitration award must include an award of the fees and costs provided by this paragraph 4 against the non-prevailing party.

5. **Consolidation.** Any party to the arbitration will have the right, but not the obligation, to consolidate the arbitration proceedings under this Agreement with the arbitration of any other disputed issues between the parties to the arbitration.